================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2006

                                   ----------

                        Commission File Number: 001-13425

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                                 6500 River Road
                              Richmond, BC, Canada
                                     V6X 4G5
                                 (604) 273 7564
                    (Address of principal executive offices)

                                   ----------

 indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F       Form 40-F   X
                                   -----           -----

  indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

  indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

   indicate by check mark whether by furnishing information contained in this
     Form, the registrant is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                         Securities Exchange Act of 1934

                                Yes       No   X
                                    -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

================================================================================

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        RITCHIE BROS. AUCTIONEERS INCORPORATED
                                        (Registrant)


Date: March 14, 2006                    By: /s/ ROBERT S. ARMSTRONG
                                            ------------------------------------
                                            Robert S. Armstrong,
                                            Corporate Secretary

                                  Local Supply
                               Meets Global Demand

                                                            (RITCHIE BROS. LOGO)
                                                                     AUCTIONEERS

                                                              ANNUAL REPORT 2005

Twenty-Five Year Summary

GROSS AUCTION SALES In Billions Of US Dollars


                                  [BAR CHART]


BUYERS In Thousands


                                  [BAR CHART]


CONSIGNORS In Thousands


                                  [BAR CHART]



In 2005, Ritchie Bros. Auctioneers conducted 153 unreserved industrial auctions and 99 unreserved agricultural auctions through our international network of auction sites.

We sell a wide range of construction, transportation, mining, forestry, petroleum, material handling, marine and agricultural assets. All items in every Ritchie Bros. auction are sold on auction day to the highest bidder without minimum bids or reserve prices.

CONTENTS

To our Fellow Shareholders                                                     2
Ritchie Bros. Auctioneers: A Local Company                                     6
Why Buyers Choose Ritchie Bros.                                               15
Why Sellers Choose Ritchie Bros.                                              20
2005: A Record Breaking Year                                                  24
2006 and Beyond                                                               26
The Ritchie Bros. Auction Process                                             32
Financial Information                                                         33
Supplemental Quarterly Data                                                   55
Selected Financial and Operating Data                                         56
Board of Directors                                                            57
Shareholder Information                                                       58

In this annual report, all dollar amounts are stated in United States dollars unless a different currency is indicated.

Gross Auction Sales (GAS) represent the aggregate selling price of all lots sold at an auction or auctions.

Auction Revenues are primarily comprised of the commissions earned on straight commission and gross guarantee contracts, plus the net profit on the sale of lots purchased and sold by the Company as principal.

Forward-looking statements: The discussion in this Annual Report includes forward-looking statements, which involve risks and uncertainties as to possible future outcomes. Readers should refer to the discussion concerning forward-looking statements and risk factors included in our Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2005, which is included at the back of this Annual Report.

                                    (GRAPHIC)

    RITCHIE BROS. AUCTIONEERS: "USING UNRESERVED AUCTIONS TO CREATE A GLOBAL
                         MARKETPLACE FOR OUR CUSTOMERS."

                                                           FORT WORTH, TEXAS USA

                                  2005 ANNUAL REPORT | RITCHIE BROS. AUCTIONEERS

To our Fellow Shareholders

It's fun to be a member of the management team at Ritchie Bros. Yes, there are tough decisions for us to make and our team has the awesome responsibility of running a company with over 670 employees in 25 countries and gross auction sales of more than $2.0 billion. But we manage to have fun every day thanks to our focus on the simple notion of value. Our unreserved auctions create real value for our customers. And with more and more equipment owners choosing to buy and sell at our auctions, we are enjoying tremendous momentum. If we weren't adding value, the numbers of buyers and sellers participating in our auctions would be moving in a different direction. So we keep it simple, focus on the basics of customer service, and make sure that every day we look for new ways to add value.

We've been growing at a very rapid pace over the past few years -- a faster pace than we had expected -- and our biggest challenge has been maintaining our small-company culture. Ever since our first industrial auction in June 1963 ($660,000 in equipment sold for Premier Construction Company in Radium, BC), we have been committed to providing the very best customer service and building long-lasting customer relationships based on trust and integrity. That was hard enough to do when the entire company consisted of just three brothers. Maintaining our culture as we continuously add people to the team and expand into new markets around the world is a definite challenge. Good thing this is a simple business. And to keep it that way, as a management team, we remain focused on two very simple objectives:

     1.   MAINTAIN OUR CULTURE

     2.   GROW OUR EARNINGS

Our view is that if we don't achieve the first objective, we won't have a chance of achieving the second. Our core values are listed on this page and they give you a sense of what we are about and why we believe that we have a very unique culture. We view ourselves as a small local company that happens to operate around the world and happens to sell more used trucks and equipment than anybody else. Said another way -- we are a local company in your market, and in his, and her market, and their markets too. Being local lets us develop strong customer relationships and provide an outstanding level of service. Being global allows us to deliver an international marketplace to our customers, wherever they are.

Our commitment to these core values enabled us to exceed our expectations and increase our sales by almost 17% in 2005, even though most equipment markets were extremely tight. Particularly in North America, which is our largest market, contractors were busy and equipment manufacturers had a tough time keeping up with demand.

                            (PHOTO OF DAVE RITCHIE)

                             (PHOTO OF PETER BLAKE)

     DAVE RITCHIE PRESENTS PETER BLAKE WITH HIS 15-YEAR PIN.

CORE VALUES

1.   WE DO WHAT IS RIGHT.

2.   WE MAINTAIN THE HIGHEST LEVEL OF BUSINESS INTEGRITY.

3.   WE BUILD AND MAINTAIN STRONG AND ENDURING CUSTOMER RELATIONSHIPS.

4.   WE NEVER LOSE TRACK OF THE BASICS.

5.   WE FACE OUR ISSUES IMMEDIATELY AND ARE SOLUTION ORIENTED.

6.   WE HAVE A HUNGER AND PASSION FOR THE DEAL.

7.   WE ARE NIMBLE AND OPPORTUNISTIC.

8.   WE HAVE FUN.

RITCHIE BROS. AUCTIONEERS | 2005 ANNUAL REPORT

Such an environment should by most accounts be more difficult for Ritchie Bros. (if contractors are busy and don't have equipment to sell, our volumes should go down); however, we set volume records in many regions and worked with more customers than ever before. This leads us to conclude that our growth came from an increase in market share - while we found that fewer people were selling equipment, those who were selling were, not surprisingly, looking for access to the international retail marketplace.

From an investor's perspective, Ritchie Bros. has been delivering solid returns by way of both increased share value and healthy dividends. We are fortunate that our business model generates strong cash flows for our shareholders. Our first priority is to reinvest these funds in the business where intelligent investment opportunities exist. To the extent we generate more cash than these potential opportunities and our general operations require, our plan is to return the excess funds to our shareholders. We have been paying a quarterly dividend since 2003 and we raised the quarterly amount by 64% (to $0.18 per share) during 2005. This is on top of an average capital expenditure budget of $50 million per year for the next 5 years, which is designed to support our expansion strategies and fuel the future growth of our company. Our dividend and capital expenditure programs reflect our confidence in the future growth of our business.

Going forward, we will continue to follow essentially the same growth strategy that has brought us to this point. We intend to expand into related asset categories, add to our international network of auction sites, take advantage of technology to improve our level of customer service, and recruit, develop and retain the very best people. On top of this, we are aggressively pursuing our "M07" initiative to develop efficient, effective and scalable processes to enable us to achieve our growth objectives. You can read more about M07 later in this Annual Report, but suffice to say that M07 is our response to the question:
"Selling $2 billion is great, but will you guys be able to double or triple your volume if you keep doing things the same way?"

With all this growth, it's no wonder that we're having fun. But none of this would be possible without the incredible dedication and effort put forward by every member of the Ritchie Bros. team. We share a set of common goals and values, regardless of where we work. We are proud to be your local auctioneer (with global reach). We also have the privilege of working with a wonderful group of customers; and we enjoy the support of a very loyal group of fellow shareholders. Thanks to all of you.


/s/ David E. Ritchie                    /s/ Peter J. Blake
-------------------------------------   ----------------------------------------
David E. Ritchie                        Peter J. Blake
CHAIRMAN                                CHIEF EXECUTIVE OFFICER

                                  2005 ANNUAL REPORT | RITCHIE BROS. AUCTIONEERS

                                   (GRAPHIC)

RITCHIE BROS. AUCTIONEERS | 2005 ANNUAL REPORT

                                   (GRAPHIC)

                                                            Orlando, Florida USA

                                  2005 ANNUAL REPORT | RITCHIE BROS. AUCTIONEERS

                           RITCHIE BROS. AUCTIONEERS:
                                 A LOCAL COMPANY

In various markets around the world, we have become accustomed to being asked by customers if our head office is in their city.

                             (MAPS WITH DIRECTIONS)

It's a testament to the fact that when we build an auction site, we fully integrate into the local community. Most of our team members are hired locally, our regional customer base of buyers and sellers numbers in the thousands, and we service these local customers year-round. Our auction sites typically hold three to six unreserved auctions each year, meaning we become an important participant in the local economy.

Yet, while we often appear to be simply a local operation, we are in fact a multinational company. Our global operations are headquartered in Vancouver, British Columbia, and we have 31 auction sites around the world. We have offices in 25 countries and in 2005 we held unreserved auctions in 11 countries around the globe. When we hold an auction, regardless of which local market we are in, we are able to create a global marketplace for our customers.

HOW A SMALL "LOCAL" COMPANY BECAME A WORLD LEADER

Dedication to our founding principles, including our commitment to the unreserved auction process, has led to our steady growth over more than 40 years. What started as a small, locally owned family business in the town of Kelowna, British Columbia, is now a public company with a team of over 670 employees and annual gross auction sales in excess of $2 billion.

Ritchie Bros. has been able to evolve from that small, local company into a global leader by continuing to operate with a regional focus. Our guiding principles include treating our customers fairly and operating to the highest standards of business ethics. This was the case when Ken, John and Dave Ritchie started the business, and it has not changed over the past 40 years. Sticking to our principles and

Buyer: CONSTRUCTORA URBANA (CUSA)
1995 FORD LN8000 WATER TRUCK
$33,000

"DUE TO THE AMOUNT OF PROJECTS THAT OUR COMPANY GOT AWARDED IN THE PAST MONTHS, WE WERE REQUIRED TO INCREASE OUR WATER TANKER FLEET. WE TRIED TO LOCATE NEW EQUIPMENT, BUT THE DELIVERY DATES FROM SUPPLIERS DID NOT MEET OUR REQUIREMENTS. AT THIS POINT WE CONTACTED RITCHIE BROS. TO GET DATES FOR COMING AUCTIONS WHERE GOOD QUALITY TRUCKS WERE GOING TO BE SOLD. WE WERE LUCKY TO FIND VERY NICE TRUCKS AT AN AUCTION IN PHOENIX, ARIZONA SO WE ATTENDED THE AUCTION AND GOT OUR PROBLEM SOLVED. WE WERE ABLE TO GET QUALITY WATER TANKERS IN TWO WEEKS INSTEAD OF 90 DAYS."

ROGELIO ALEMAN
OWNER AND PRESIDENT

RITCHIE BROS. AUCTIONEERS | 2005 ANNUAL REPORT

                                   (GRAPHIC)

                                                     Dubai, United Arab Emirates

                                                        Byemoor, Alberta  Canada

                                  2005 ANNUAL REPORT | RITCHIE BROS. AUCTIONEERS

                                   (GRAPHIC)

Sacramento, California  USA                          Dubai, United Arab Emirates

focusing on customer service has allowed us to grow consistently over the years, with the result that we now sell more used trucks and equipment than any other organization in the world.

We operate in the massive and highly fragmented used industrial equipment market. Even though we are the largest participant, our market share is probably less than 2%. As our business has matured, we have remained focused on steadily increasing our share of this global market. Our strategy is simple - grow our gross auction sales by developing strong local relationships with our customers and by offering those customers the best-run unreserved auctions in the world.

OUR CUSTOMERS CAN COUNT ON OUR AUCTION SCHEDULE TO MEET THEIR NEEDS

Part of our success can be attributed to the fact that once we establish a permanent auction site, the local market can typically count on a regular auction schedule. Whether they have an entire fleet of equipment to sell or just one or two items, equipment sellers know that the local Ritchie Bros. auction site will be holding an unreserved auction soon. They know they can easily add their items to our next auction and their items will be marketed to the world.

And equipment buyers can count on our regularly scheduled auctions too. Most of our interested buyers are end-users, meaning they need equipment now for a job they are

THE RITCHIE BROS. CUSTOMER

MOST NEW CUSTOMERS START THEIR RELATIONSHIP WITH RITCHIE BROS. BY ATTENDING AND BIDDING AT AN AUCTION CLOSE TO WHERE THEY LIVE. OUR EXPERIENCE HAS SHOWN THAT ONCE CUSTOMERS BECOME BUYERS AT OUR AUCTIONS AND REALIZE THE VALUE OF THE SERVICE WE OFFER, THEY OFTEN START TRAVELING TO OTHER RITCHIE BROS. AUCTIONS AND EVENTUALLY BECOME CONSIGNORS SO THEY TOO CAN ACCESS THE VERY GLOBAL MARKET THAT THEY HAVE HELPED US CREATE. A LARGE NUMBER OF OUR CUSTOMERS ARE BOTH BUYERS AND SELLERS AT OUR AUCTIONS - THEY DON'T VIEW OUR AUCTIONS AS "THE PLACE TO BUY" OR "THE PLACE TO SELL," THEY SEE OUR AUCTIONS AS AN EFFICIENT MARKETPLACE FOR BOTH BUYING AND SELLING.

RITCHIE BROS. AUCTIONEERS | 2005 ANNUAL REPORT rbauctionBid-Live Interface

                                   (GRAPHICS)

about to start. They know that they can attend one of our auctions, be the high bidder, and put their equipment to work the very next day. There is no waiting when it comes to buying at a Ritchie Bros. unreserved auction.

LOCAL SUPPLY MEETS GLOBAL DEMAND

We hold over 150 unreserved industrial auctions each year and interested bidders attend from around the world. A typical Ritchie Bros. unreserved industrial auction in 2005 included over 1,300 lots from more than 180 different consignors. An average of almost 1,400 bidders participated in each of our industrial auctions in 2005 and the geographic diversity of these bidders is reflected in the fact that over 50 percent of gross auction sales in 2005 went to buyers from outside the region in which the auction was held. In addition, approximately 80 percent of our buyers were end users such as contractors (as compared to resellers). This international crowd of end user buyers creates a global marketplace where sellers are able to transcend local market conditions and receive the global market price for their equipment. It's an international retail marketplace. There's no other place like it.

THE INTERNET: BROADENING THE REACH OF THE GLOBAL MARKETPLACE

The rbauctionBid-Live service allows our customers to watch our auctions over the internet from anywhere in the world and permits qualified customers to participate - live and in real time - in our unreserved auctions. This system has proven to be a significant competitive advantage for Ritchie Bros. Not only has it increased the size, diversity and multi-national character of our bidding audiences, the rbauctionBid-Live system has also allowed our customers to participate in more than one auction at a time, all from the comfort of their office or home. This live internet bidding has enabled us to create an environment where internet bidders and live bidders compete against each other on a level playing field. This is the best of both worlds for bidders and consignors. Internet bidders now regularly represent over 20 percent of the registered bidders at our auctions and in 2005 they were buyer or runner-up bidder on over 20 percent of all lots offered online.

                                  2005 ANNUAL REPORT | RITCHIE BROS. AUCTIONEERS

Management Advisory Committee

(PHOTO OF BOB ARMSTRONG)
Bob Armstrong
Vice President Finance,
Chief Financial Officer,
Corporate Secretary

(PHOTO OF MIKE BATTISTEL)
Mike Battistel
Vice President
Information Technology,
Chief Information Officer

(PHOTO OF PETER BLAKE)
Peter Blake
Chief Executive Officer

(PHOTO OF SCOTT FORKE)
Scott Forke
Vice President
Central Division, USA

(PHOTO OF CURT HINKELMAN)
Curt Hinkelman
Vice President
Great Lakes Division, USA

(PHOTO OF ROB MACKAY)
Rob Mackay
President --
United States, Asia
and Australia

(PHOTO OF NICK NICHOLSON)
Nick Nicholson
Senior Vice President
South Central USA,
Mexico and South
America Divisions

(PHOTO OF VIC POSPIECH)
Vic Pospiech
Vice President
Administration
& Human Resources

(PHOTO OF DENIS PREVOST)
Denis Prevost
Vice President
National Accounts

THE INTERNET IS MORE THAN JUST A CONVENIENCE FOR BIDDERS

The impact of the internet on our business goes beyond live bidding. Two additional areas are worth noting:

Firstly, the internet has created transparency in the used equipment market. It has all but eliminated the information disadvantage that some participants had in years past. Equipment owners are now much better informed about equipment values and availability thanks to the information freely and easily accessible on the internet. This trend towards transparency continues to benefit Ritchie Bros. Our business is very simple: we provide a marketplace for buyers and sellers to transact business. As the market has become increasingly transparent, transactions have naturally migrated to the most efficient marketplace, with the result that more and more equipment owners have been choosing our auctions.

Secondly, the marketing power of the rbauction.com web site - with over 75,000 unique visitors each week during busy auction periods - has enabled our auctions to increase in size significantly in the weeks leading up to the auction. We still produce auction brochures about three weeks prior to each auction and mail them out to potential buyers, but those brochures no longer contain a complete list of auction items. As potential consignors take note of the depth and selection of trucks and equipment already consigned, an increasing number are adding their equipment to the auction so as not to miss out on the opportunity, knowing that they will receive ample marketing exposure on the rbauction.com web site. As a result, we are still busy consigning equipment after the brochure has been printed and mailed. The auction brochure used to be the main marketing tool for an auction; however, it now also serves as encouragement for prospective bidders to visit the rbauction.com web site for a current list of consigned items.

OUR LOCAL TEAMS ARE A KEY PART OF THE SUCCESS STORY

While we continue to put considerable energy into the development of industry leading systems and processes, the real strength of our business is our team of over 670 employees around the world. Included in this number are over 200 sales representatives - our Territory and Regional Managers.

The members of our sales team, supported by the office and yard staff at our auction sites, are critical to our success - they represent the

RITCHIE BROS. AUCTIONEERS | 2005 ANNUAL REPORT

(PHOTO OF MIKE RITCHIE)
Mike Ritchie
Vice President
Western Canada Division

(PHOTO OF DEAN SIDDLE)
Dean Siddle
Vice President
Senior Valuation Analyst

(PHOTO OF STEVE SIMPSON)
Steve Simpson
Vice President
Southwest Division, USA

(PHOTO OF KEVIN TINK)
Kevin Tink
Vice President
Agricultural Division

(PHOTO OF CLAY TIPPETT)
Clay Tippett
Vice President Marketing,
Customer Relations
& Real Estate Division

(PHOTO OF SYLVAIN TOUCHETTE)
Sylvain Touchette
Vice President
Eastern Canada Division

(PHOTO OF GUYLAIN TURGEON)
Guylain Turgeon
Senior Vice President
Managing Director
European Operations

(PHOTO OF RANDY WALL)
Randy Wall
President --
Canada, Europe
and Middle East

(PHOTO OF ROB WHITSIT)
Rob Whitsit
Senior Vice President
Southeast and
Northeast Divisions, USA

                             (MAPS WITH DIRECTIONS)

frontline in our ongoing drive to develop and maintain strong relationships with our customers. Many of our salespeople come to us with an equipment background, having worked for an equipment or truck dealership, rental company or contractor. They then apprentice with an experienced member of our team before taking on their own territory. It can take 24 months or longer for a new Territory Manager to reach the level of productivity that we expect. The ongoing training and development of our team, combined with a commitment to recruiting the right people, remains a critical growth strategy for Ritchie Bros.

Leading this team is a management group with extensive auction industry experience. Dave Ritchie remains our Chairman; however, he handed the CEO title to Peter Blake in 2004. Peter has been with the Company for 15 years. Working closely with Peter are Randy Wall (17 years), our President for Canada, Europe and the Middle East, and Rob Mackay (20 years), our President for the United States, Asia and Australia. The depth of experience of these three, and of the other members of our management team, helps us to maintain our unique corporate culture.

                                  2005 ANNUAL REPORT | RITCHIE BROS. AUCTIONEERS

Unreserved

One thing that our buyers and sellers appreciate about our auctions is that they are truly unreserved. At Ritchie Bros., "unreserved" means that THERE ARE NO MINIMUM PRICES -- EVERYTHING SELLS TO THE HIGHEST BIDDER ON SALE DAY REGARDLESS OF PRICE. WE DO NOT ALLOW CONSIGNORS OR THEIR AGENTS TO BUY-BACK, BID-IN OR IN ANY WAY ARTIFICIALLY MANIPULATE THE PRICE OF ASSETS SOLD IN OUR AUCTIONS.

"Unreserved" is one of our most significant competitive advantages. We maintain a steadfast commitment to this standard because we believe that auctions should be open and transparent, and because our customers deserve to be treated fairly. In our view, the only auction that lives up to this standard is a truly unreserved auction.

                                   (GRAPHIC)

Jacksonville, Florida USA

RITCHIE BROS. AUCTIONEERS | 2005 ANNUAL REPORT

                                   (GRAPHIC)

                                                            Orlando, Florida USA

                                  2005 ANNUAL REPORT | RITCHIE BROS. AUCTIONEERS

                                   (GRAPHIC)

Orlando, Florida USA

RITCHIE BROS. AUCTIONEERS | 2005 ANNUAL REPORT

                               WHY BUYERS CHOOSE
                                 RITCHIE BROS.

There are many places a buyer can go to acquire equipment, yet an increasing number are choosing to buy equipment at our unreserved auctions.

These are some of the reasons why:

- Our auctions provide a LEVEL PLAYING FIELD and a transparent market. While some auctioneers openly permit consignors to bid on their own items, or will bid on the equipment themselves to artificially support prices, we strictly prohibit consignors from bidding on their own equipment, either directly or through agents. And Ritchie Bros. does not bid on any of the equipment in our auctions. Our commitment to these principles ensures that every Ritchie Bros. auction is an open and fair market. In addition, bidders at our auctions compete on an equal basis, regardless of their economic strength or negotiating power.

- Our DEDICATED SEARCH AND TITLE DEPARTMENTS work to resolve ownership issues before the equipment is sold. We commit considerable resources to identifying and coordinating the release of liens. If we can't deliver clear title, the buyer receives a full refund.

- We provide a COMPREHENSIVE SELECTION. Our auctions could be compared to a supermarket. We have everything an interested buyer might need, all at one location. And all of the items sell on sale day. Once the auctioneer says "SOLD" the negotiations are over. The buyer simply pays Ritchie Bros. and takes possession of the equipment. An equipment buyer can inspect and purchase in one day what might have taken weeks if the equipment were being offered for sale by a number of vendors in various regions or by an auctioneer that didn't provide a central marshalling point for equipment. This efficient one-stop shopping approach addresses the needs of our customers, most of whom are contractors who want to minimize the time spent away from their job sites.

- The equipment is displayed and sold in CONVENIENT LOCATIONS. We make it easy for bidders to inspect, test and compare the trucks and equipment in our auctions by organizing our auction yards so that customers can compare similar items and determine the condition and value of the equipment before placing any bids. The market for used income-producing assets is very different from the market for commodities and collectibles. As a result, marshalling the equipment at our auction yards and allowing our customers to "kick the tires" are very valuable features of a Ritchie Bros. auction. In addition, most of our auction sites are located close to airports, major highways and services such as hotels and restaurants, making it as easy as possible for bidders from outside the region to participate.

THE LOCAL RELATIONSHIP

Our business is built on relationships, and our relationships with our local customers are paramount. An equipment owner can't do business with us if he doesn't know us; and he won't do business with us if he doesn't like and trust us. By focusing on customer relationships and by maintaining our commitment to doing what's right, we are able to earn the trust of more and more equipment owners around the world. They are seeing first-hand that we have both global reach and local knowledge.

                                  2005 ANNUAL REPORT | RITCHIE BROS. AUCTIONEERS

                                    (GRAPHIC)

Orlando, Florida USA

- You can bid FROM YOUR OFFICE. Customers who are able to satisfy themselves as to the condition and value of a particular piece of equipment, but can't be at the auction site on sale day, can still participate in one of two ways:

     - Our internet bidding service, rbauctionBid-Live, allows qualified bidders to hear the auctioneer, follow the bid and ask numbers and see the item being sold - all live and in real-time over the internet. Bidding is as easy as clicking the bid button, which continuously updates to reflect the auctioneer's current asking price. We sold over $270 million worth of trucks and equipment to internet buyers in 2005.

     - Proxy bids from qualified bidders can be submitted in advance of the auction via our web site, via fax or by calling the auction site directly. Customers placing proxy bids specify the maximum price they are willing to pay for the lots in which they are interested. Proxy bids are introduced into the auction process just as they would have been if the bidders had attended the auction in person. The auctioneer ensures that proxy bidders never pay more than they would have if they had been at the sale site to place their own bids on auction day.

RITCHIE BROS. AUCTIONEERS | 2005 ANNUAL REPORT

                                    (GRAPHIC)

                                                       MOERDIJK, THE NETHERLANDS

                                  2005 ANNUAL REPORT | RITCHIE BROS. AUCTIONEERS

Local Supply Meets Global Demand
Using Texas as an example

                             (MAPS WITH DIRECTIONS)

RITCHIE BROS. AUCTIONEERS | 2005 ANNUAL REPORT

                             (MAPS WITH DIRECTIONS)

GLOBAL DISTRIBUTION OF TRUCKS AND EQUIPMENT FROM RITCHIE BROS. AUCTIONS CONDUCTED IN TEXAS, USA IN 2005

Total Bidders:         21,546
Total Buyers:           6,884
Total Sales:     $253,520,358

41.5% of the bidders were from outside the state of Texas and purchased 58.4% of the equipment.

29.3% of the bidders were internet bidders and purchased 19.5% of the equipment.

                                  2005 ANNUAL REPORT | RITCHIE BROS. AUCTIONEERS

                               WHY SELLERS CHOOSE
                                 RITCHIE BROS.

Consignors choose Ritchie Bros. because they realize that we can get them higher net proceeds on the sale of their assets than they would be able to achieve by selling through another channel.

In a market that is estimated to have in the range of $100 billion in transactions annually, private sales between equipment owners and sales involving equipment dealers and brokers still account for most of the business. However, the equipment market has become more sophisticated in recent years, and an increasing number of sellers are moving away from these less efficient channels as they look for access to the global retail marketplace. They have concluded that the traditional channels aren't able to get them the best possible price and they have turned to Ritchie Bros. Auctioneers.

These are some of the main reasons:

- We deliver A GLOBAL MARKETPLACE THAT TRANSCENDS LOCAL MARKET CONDITIONS. We typically mail approximately 50,000 full-color brochures for each of our industrial auctions to a strategic selection of customers from our proprietary database of over 400,000 potential bidders in more than 200 countries. Sellers feel confident knowing that an international crowd will participate in the auction, allowing them to achieve fair market value for their items regardless of local market conditions. And the wide range of inventory at our auctions facilitates cross-industry buying. On average, over half of our sales go to buyers from outside the region in which the auction is held.

- We have a WORLDWIDE NETWORK OF FULL-SERVICE AUCTION FACILITIES. With regularly scheduled auctions at 31 auction sites worldwide, plus numerous off-site sales, sellers are able to put their equipment in Ritchie Bros. auctions around the globe. In addition, consignors operating in more than one market enjoy the convenience of dealing with one company yet still being able to bring their items to any one of our conveniently located auction sites when it's time to sell.

- We structure the AUCTION CONTRACT to suit the seller's needs. Whether they have a few items or an entire fleet, we are flexible and will work with the seller to tailor an agreement that meets their specific requirements.

- We provide INTERNATIONAL MARKETING EXPERTISE. With every auction, we produce full-color auction brochures, web site listings and trade journal advertising. We make sure that potential buyers are aware of the sale.

- We ENHANCE THE RESALE VALUE of our consignors' equipment. We offer recommendations to our customers - based on over 40 years of experience - to help them get the best dollar on auction day.

CASE STUDY: CitiCapital is among the top commercial finance companies in the world and is a member of Citigroup, the global financial services company. They recently developed a custom technology solution being deployed at our North American auction sites that makes it easy for buyers to finance their auction purchases. In addition, following an extensive analysis of the returns they were achieving on the sale of trucks and equipment through various channels, CitiCapital entered into an exclusive arrangement with us in 2004 under which they outsourced the remarketing of virtually all of their end of lease and repossessed transportation and construction assets in North America to Ritchie Bros.

"CitiCapital now enjoys consistency in process, unparalleled marketing exposure, and strong collateral expertise thanks to our relationship with Ritchie Bros. -- all of which have contributed to strong financial performance in the remarketing of our assets." -- MR. JEREMY THOMASON, Vice President, CitiCapital

(CITI CAPITAL(SM) LOGO)

RITCHIE BROS. AUCTIONEERS | 2005 ANNUAL REPORT

Selected equipment sales from the complete dipersal for KENDAL PIPELINE AND OILFIELD

"After 26 years in the oilfield industry, I decided to retire, and we chose Ritchie Bros. for our complete dispersal. They worked with us three months prior to the sale, took care of us during the sale, and continued to work with us after the sale. All along, they made sure they were always answering my questions and dealing with my concerns. The service they gave me was absolutely phenomenal and in the end, it was the largest Canadian auction conducted by Ritchie Bros. in company history. Buyers traveled to our sale from all over the United States and even Australia. The Ritchie Bros. choice was the right choice."

                             (MAPS WITH DIRECTIONS)

WHAT DRIVES THE SUPPLY OF EQUIPMENT TO OUR AUCTIONS?

Analysts estimate that there is approximately $1 trillion worth of used equipment of the type we sell in circulation worldwide, and that approximately $100 billion of that changes hands each year. Because the opportunity available to us is so large, we are able to grow our business in good times and in bad, regardless of what is happening in the broader economy.

Economic uncertainty typically fuels the supply of used equipment. So do fleet realignments, financial pressure, mergers and acquisitions, inventory reductions, lease returns, project completions and even retirements. As long as a few of these factors are at work somewhere in the world, Ritchie Bros. has customers to call on. Said another way, any economic, political or other factor that leads to a desire or need for people to buy or sell equipment creates work for Ritchie Bros.

Because the used equipment market is so large and because there are so many different drivers influencing owners' decisions to sell, our business volume and our ability to grow are not directly tied to economic cycles.

This includes making available the services of our environmentally- certified refurbishing facilities. Our experience has shown us that spending a little money to refurbish an item often enables us to achieve higher returns for our equipment sellers. In the end, both buyer and seller are happy.

- We are a RELIABLE BUSINESS PARTNER. Ritchie Bros. is listed on both the New York Stock Exchange and the Toronto Stock Exchange, has a strong balance sheet and a history of over 40 years in the industrial auction business. Our customers are always treated fairly and they know we have the financial strength to live up to our commitments.

- We make the process HASSLEFREE. We take care of all the details, including any cleaning, refurbishing or painting required to prepare the equipment for auction. We store the equipment before the sale and until it is removed by the new owner. We also handle questions from interested bidders, we take care of the marketing and title searches, and set up the auction yard so bidders can inspect, test and compare equipment. We handle all the collections, coordinate necessary sales taxes and pay out the net proceeds. We take care of the entire auction process so that our consignors can concentrate on their business.

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                                                                              21

Evolution of an auction site

Our business in new geographic markets tends to evolve in a consistent manner, regardless of the location. Whether we are taking our first steps into New Delhi, Beijing, Sacramento, or Chicago (pictured here) we typically follow the same basic pattern:

1.   Get to know customers from a new region when they travel to our auctions.

2. Send a Territory Manager into the new region to assess the market opportunity.

3. Open a sales office in the new region to introduce ourselves to potential customers.

4. Help consignors in the new region to sell equipment at our closest auction sites.

5.   Conduct an auction at a temporary location in the new region.

6. After a number of successful sales have been held in the region, open a regional auction unit, often on leased land with modest auction and administrative facilities and minimal capital invested.

7. After a high rate of success and many auction sales at a regional auction unit, establish a permanent auction site - our term for a full-service auction facility on land owned by Ritchie Bros.

                                    (GRAPHIC)

RITCHIE BROS. AUCTIONEERS | 2005 ANNUAL REPORT

                                    (GRAPHIC)

                                                           Chicago, Illinois USA

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                                                                              23

2005:

A RECORD BREAKING YEAR

Our auction yards around the world all contributed to making 2005 a successful year for Ritchie Bros. and our customers. For the first time ever, our Company generated gross auction sales of over $2 billion.

It was a record-breaking year in many different ways for our Company. Our European team held their 100th auction. We held our highest grossing Canadian auction to-date (CAD$47 million) in Grande Prairie, Alberta in November. We also held our largest ever auction week in North America during December 12-16, with auctions that grossed a total of US$111 million.

This past year we also held our 500th rbauctionBid-Live event. Internet bidders now account for 20% or more of the total registered bidders that attend our auctions. Over 38,000 customers from 137 countries are now approved to bid using the rbauctionBid-Live service.

One of the most exciting records broken in 2005 was the largest grossing auction ever held by Ritchie Bros. Auctioneers. At our Orlando, Florida auction in February 2005, more than 4,600 interested bidders from over 62 countries and all 50 American states competed for nearly 3,600 equipment items and trucks. Gross auction sales exceeded US$79 million.

Thanks to strong support from local consignors, many of our other auction sites also held their largest ever auctions in 2005: Phoenix, Arizona; Sacramento, California; Denver, Colorado; Atlanta, Georgia; Chicago, Illinois; North East, Maryland; Edmonton, Alberta; Grande Prairie, Alberta; Montreal, Quebec; Vancouver, British Columbia; and Melbourne, Australia. These records are a direct result of the momentum generated by our unreserved auctions. They are also evidence of the increasing average size of our auctions, a trend that has been particularly evident over the past three years.

On top of the tremendous growth in our auction business, we also grew geographically in 2005. We opened our newest auction facility in Sacramento, California and held our largest auction ever in the western United States at that new facility in December. We also started constructing a new permanent auction site in Nashville, Tennessee, which will be hosting its first auction in March 2006. In addition, we opened a regional auction unit in Livorno, Italy, further expanding our network of European auction sites.

Our Average Industrial Auction

                            2005     2004     2003     2002     2001     2000
                           ------   ------   ------   ------   ------   ------
GROSS AUCTION SALES        $ 13.2   $ 11.9   $ 10.8   $  9.8   $ 10.0   $ 10.2
(IN MILLIONS OF DOLLARS)

REGISTERED BIDDERS          1,398    1,378    1,266    1,106    1,080    1,010
LOTS                        1,331    1,215    1,161    1,070    1,061    1,051
CONSIGNORS                    182      169      164      148      149      150

RITCHIE BROS. AUCTIONEERS | 2005 ANNUAL REPORT


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

                                   (GRAPHIC)

                                                           Chicago, Illinois USA

                                  2005 ANNUAL REPORT | RITCHIE BROS. AUCTIONEERS

2006 AND BEYOND

Our business continues to grow and develop and we expect further changes and developments in the coming years.

We will continue to introduce our auctions to new regions and to pursue different asset categories. Although we will continue to grow and expand, we will always remain focused on customer service and we will continue to do what we do best - using unreserved auctions to create a global marketplace for our customers.

The growing number of consignors and bidders choosing Ritchie Bros. points to the increasing popularity of our auctions. While we have an extensive customer base, introducing our services to farmers and truck and equipment owners who don't yet know us, and to industries and regions where we are only scratching the surface, remains a critical growth strategy for Ritchie Bros. At the same time, we must remain flexible and responsive to the needs of each customer. We understand that our customers choose Ritchie Bros. not because we are the largest industrial auctioneer in the world, but because we offer the best local service. We meet their local needs with our global solutions.

We intend to concentrate on the following areas in the coming years:

EXPANDING INTO NEW GEOGRAPHIC MARKETS

Over the next several years, we expect that most of our sales growth will come from the United States and Europe and we plan to concentrate our investments and expansion efforts in these markets. However, we have recently been working with customers and opening offices in markets such as China and India. As these and other new markets evolve, we expect to increase our activity levels, moving beyond the pioneering stage and eventually holding local auctions. But for now, we do not need to count on these emerging markets to fuel our growth.

EXPANDING INTO RELATED ASSET CATEGORIES

We will continue to look for growth both within and outside our traditional markets -- wherever we can see opportunities to create value for customers. In January 2006, we joined forces with Dennis Biliske Auctioneers, an agricultural auction company based in North Dakota. Integrating the Biliske operation into ours will enable us to develop our business in the U.S. agricultural equipment and land markets and will quickly allow us to bring our service to new customers in North Dakota, Minnesota and surrounding regions. We held our first Ritchie Bros. unreserved auction at the Buxton, North Dakota facility in February 2006 and plan to hold many more throughout the year. That first sale signaled the launch of our expansion into the United States agricultural market. During 2006, we also expect to continue expanding our presence in the

RITCHIE BROS. AUCTIONEERS | 2005 ANNUAL REPORT


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

                                    (GRAPHIC)

                                                           Chicago, Illinois USA

                                              Vancouver, British Columbia Canada

                                  2005 ANNUAL REPORT | RITCHIE BROS. AUCTIONEERS

                                    (GRAPHIC)

Moerdijk, The Netherlands                                  Chicago, Illinois USA

over-the-road truck and trailer market and the marine sector. In addition, we enjoyed some early success selling industrial real estate in Canada and the United States in 2005, and we have now dedicated a team to this sector with the objective of increasing the sales of real estate at our auctions in the coming years.

EXPANDING OUR INTERNATIONAL NETWORK OF AUCTION SITES

Since 1997 we have made significant investments in our network of auction sites
- adding new sites and upgrading several existing ones. In 2005, we opened our Sacramento, California auction facility and commenced construction in Nashville, Tennessee, where we will be hosting the first auction in our new permanent auction site in March 2006.

Also during 2006, we will be constructing sites in Denver, Colorado and Houston, Texas to replace our existing sites in those markets, both of which are at capacity. We intend to add or expand permanent auction sites and regional auction units over the coming years as suitable opportunities are identified, generally at the average rate of two per year, with a near-term focus on the United States and Europe. All of our new sites include environmentally-certified refurbishing facilities so we can help our consignors get their equipment ready for the auction.

BUILDING OUR CUSTOMER SERVICE TEAM

Our future growth depends on the quality of our customer relationships and our ability to deliver superior customer service in local markets around the world. As a result, it is critical that we continue to recruit, train and develop the best people. The Ritchie Bros. team has grown from 500 to over 670 full-time employees during the past five years as we have expanded into new markets around the world, and we expect similar growth as we move forward. Maintaining our unique corporate culture as we grow is a very high priority, so we will continue to add employees at a measured pace, knowing that a controlled growth rate will allow us to maintain our high level of customer service.

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

                                    (GRAPHIC)

                                                     Los Angeles, California USA

Risk Management

Three-quarters of our business is relatively risk-free because it is conducted on a straight commission basis. We were at-risk on approximately one-quarter of our business in 2005, which is in line with our typical business mix. In these situations we underwrote the contracts, by either providing a guarantee of minimum sale proceeds or buying the assets outright.

We mitigate our risk when entering into underwritten contracts by building a risk premium into our commission rate and by following a rigorous appraisal process that draws on our extensive field experience and our proprietary database of equipment sales prices. We also use our knowledge of major equipment deals around the world to form a view of the pipeline of equipment coming to market and to anticipate any potential supply/demand imbalances. We are the largest participant in the global used truck and equipment markets, so we have a unique view of what's happening in these markets. Further mitigating the risk is our limited exposure to changes in equipment values - the time from signing a contract to the date of the auction is typically only 30 to 45 days, and truck and equipment prices tend not to be as volatile as prices in stock and commodity markets.

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                                                                              29

                                    (GRAPHIC)

                                                                       Singapore

Improving our business processes

(RB M07 LOGO)
OUR FOUNDATION FOR GROWTH

We are very proud of the quality of our auctions and of the sophisticated marketing and information technology operations that we have developed. Yet we are continually refining the way we do things and are always looking for better ways to help our customers. In 2004, we embarked on a study of all our business operations with the goal of designing and implementing more efficient, consistent and scalable processes that will accommodate the growth we are expecting in the years ahead. We labeled the project M07, short for Mission 2007, and our goal is to complete the main components of this initiative by the end of 2007. The first large-scale M07 initiative is the implementation of an Oracle enterprise resource planning system. We are implementing Oracle in stages starting in 2006. Once that foundational step has been taken, we will be deploying several custom-built applications (labeled rbOS, the Ritchie Bros. Operations System) that will handle the more unique aspects of our business. In addition, throughout 2006, 2007 and future years, we will be launching non-technology initiatives to further improve the efficiency, consistency and scalability of our operations. Examples include new training programs, new incentive compensation initiatives, new auction site policies and procedures, new reporting structures and more. All of these M07 initiatives are designed to position Ritchie Bros. for future growth.

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

                                    (GRAPHIC)

                                                         San Manuel, Arizona USA

                                  2005 ANNUAL REPORT | RITCHIE BROS. AUCTIONEERS

THE RITCHIE BROS. AUCTION PROCESS

STEP 1 GETTING TO KNOW THE OWNER AND HIS EQUIPMENT

     The auction process begins when an equipment owner meets with one of our Territory Managers. We get to know the owner's needs and, if necessary, we appraise his equipment. The people participating in the appraisal review photographs of and detailed condition notes about the equipment; a typical appraisal team includes people from the local area as well as appraisers working out of our head office and, if necessary, people with specialized expertise. After their individual appraisals are complete, members of the appraisal team compare results and conclude on a final appraised value for the fleet.

STEP 2 DRAFTING THE AUCTION CONTRACT

     Next, we meet with the owner and work out the details of the auction contract. Straight commission contracts are the most common. Depending on the circumstances, we may offer the consignor alternatives such as a guarantee of minimum sales proceeds or an outright purchase contract. In some cases, we offer cash advances and other options. We draft a contract tailored to the consignor's individual needs and requirements.

STEP 3 GETTING THE EQUIPMENT READY FOR THE AUCTION

     Once the equipment arrives at the auction site, we coordinate any cleaning, refurbishing, repair work or painting that the consignor requires in order to get the equipment ready for auction. When we see an opportunity to add value in excess of the costs of refurbishing, we'll recommend doing the work.

STEP 4 MARKETING THE EQUIPMENT TO THE WORLD

     We market the equipment by sending out an average of 50,000 full-color auction brochures to a targeted selection of customers from our extensive database. In addition, every piece of equipment is posted on our high traffic web site at rbauction.com. Our auctions are also advertised through trade journals and general media, and we promote them at all intervening Ritchie Bros. auctions, ensuring that the equipment is exposed to the widest possible audience of potential buyers.

STEP 5 SEARCHING THE EQUIPMENT FOR LIENS

     To ensure that our customers can bid with confidence, we guarantee to give the buyer a full refund if we aren't able to deliver clear title. Our search department identifies and arranges for the release of all liens and encumbrances so buyers are assured of acquiring good and marketable title to items purchased at our auctions.

STEP 6 SETTING UP THE AUCTION YARD

     The equipment is sorted and displayed in logical groupings so prospective buyers can easily inspect, test and compare similar pieces. We have knowledgeable staff on hand to answer bidders' questions. We also arrange for caterers, finance company representatives, customs brokers, transportation companies and other service providers to be present on the site.

STEP 7 AUCTION DAY

     On auction day, our auctioneers, ringmen, yard staff, internet services team and customer service staff conduct what we believe are the best-run auctions in the world. Our auctions are efficient, exciting and completely unreserved.

STEP 8 TAKING CARE OF BUSINESS

     After the auction is finished, we collect the proceeds from the buyers, including all relevant sales taxes (which we administer and remit to proper authorities), coordinate the release of the equipment to its new owners and disburse the proceeds, along with detailed settlement statements, to the consignors.

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

Financial Information

                                                     PAGE
                                                     ----
MANAGEMENT'S DISCUSSION AND ANALYSIS                  33
INDEPENDENT AUDITORS' REPORT                          44
CONSOLIDATED FINANCIAL STATEMENTS
   Consolidated Statements of Operations              44
   Consolidated Balance Sheets                        45
   Consolidated Statements of Shareholders' Equity    45
   Consolidated Statements of Cash Flows              46
   Notes to Consolidated Financial Statements         47

Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

The following discussion summarizes significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated ("Ritchie Bros.", the "Company", "we" or "us") for the year ended December 31, 2005 compared to the year ended December 31, 2004. This discussion should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this document, and with the disclosures below regarding forward-looking statements and risk factors. The date of this discussion is as of February 17, 2006. Additional information relating to our company, including our Annual Information Form, is available by accessing the SEDAR website at www.sedar.com. None of the information on the SEDAR website is incorporated by reference into this document by this or any other reference.

We prepare our consolidated financial statements in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. There are no material measurement differences between those financial statements and the financial position and results of operations that would be reported under generally accepted accounting principles in the United States, or U.S. GAAP. Amounts discussed below are based on our consolidated financial statements prepared in accordance with Canadian GAAP and are presented in United States dollars. Unless indicated otherwise, all dollar amounts discussed below are expressed in thousands of dollars, except per share amounts.

Ritchie Bros. is the world's largest auctioneer of industrial equipment. Our world headquarters are located in Richmond, British Columbia, Canada, and at the date of this discussion, we operated from more than 110 locations, including 31 auction sites, in 25 countries around the world. We sell, through unreserved public auctions, a broad range of industrial assets, including equipment used in the construction, transportation, mining, forestry, petroleum, material handling, marine and agricultural industries. We intend to use unreserved auctions to create and deliver a global marketplace.

We operate mainly in the auction segment of the global industrial equipment marketplace. Our primary target markets within the global industrial equipment market are the used truck and equipment sectors, which are large and fragmented. The world market for used trucks and equipment continues to grow, primarily as a result of the increasing, cumulative supply of used trucks and equipment, which is driven by the ongoing production of new trucks and equipment. Analysts estimate that approximately $100 billion of the type of equipment we sell changes hands each year; our share of this market is roughly 2%.

In 2005, more than 80% of the buyers at our auctions were end users of equipment (retail buyers), such as contractors, with the remainder being primarily truck and equipment dealers and brokers (wholesale buyers). This is roughly consistent with the relative proportions in recent periods. Consignors to our auctions represent a broad mix of equipment owners, the majority being end users of equipment. Consignment volume at our auctions is affected by a number of factors, including regular fleet upgrades and reconfigurations, financial pressure, retirements, and inventory reductions, as well as by the timing of the completion of major construction and other projects.

We compete directly for potential purchasers of industrial assets with other auction companies. Our indirect competitors include truck and equipment manufacturers, distributors and dealers that sell new or used industrial assets, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, truck and equipment dealers and brokers, and equipment owners that have traditionally disposed of equipment through private sales. Private sales between owners of industrial assets are still the dominant type of transaction in the used truck and equipment markets.

We believe that we have several key strengths that will enable us to continue to attract increasing numbers of consignors and bidders to our auctions. Our principal strengths are our reputation for conducting only unreserved auctions and our highly publicized commitment to fair dealing. Other important strengths include our size, the international scope of our operations, our extensive network of auction sites, our marketing skills, our internet tools and our in-depth experience in the marketplace.

Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our most significant competitive advantages. When we say "unreserved" we mean that there are no minimum or reserve prices on anything sold at a Ritchie Bros. auction - each item sells to the highest bidder on sale day, regardless of the price. In addition, consignors (or their agents) are not allowed to bid on or buy back or in any way influence the selling price of their own equipment. We have maintained our commitment to the unreserved auction process since our first industrial auction in 1963 because we believe that an unreserved auction is a fair auction.

We attract a broad base of bidders from around the world to our auctions. Our worldwide marketing efforts help to attract bidders, and they are willing to travel long distances or participate online because of our reputation for conducting fair auctions. These multinational bidding audiences provide a global marketplace that allows our auctions to transcend local market conditions. Evidence of this is the fact that in recent periods, an average of over 50% of the equipment sold at any particular auction leaves the region of the sale.

We believe that our ability to consistently draw significant numbers of local and international bidders to our auctions, most of whom are end users of industrial assets rather than resellers, is appealing to sellers of used trucks and equipment and helps us to attract consigned equipment to our auctions. Higher consignment volumes attract more bidders, which in turn attract greater consignments, and so on. During the year ended December 31, 2005, we had nearly 214,000 bidder registrations at our industrial auctions, compared to approximately 202,000 in 2004. We received nearly 28,000 industrial asset consignments in 2005, compared to almost 25,000 in 2004. A consignment is typically comprised of multiple lots.

Our principle goals are to grow our earnings per share at a manageable pace and to maintain the Ritchie Bros. culture. One of our primary strategies for increasing our earnings is to grow our gross auction sales, which is the total proceeds from all items sold at our auctions. Our strategies for accomplishing this objective include, among others, continued development of markets and regions in which we already operate and expansion into new and emerging markets and regions. We intend to continue to look for ways to capitalize on our competitive advantages outlined above. Where there is an opportunity for us to bring some or all of these factors into play and assist an owner in realizing the best possible return on the sale of his assets, we will pursue that opportunity.

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                                                                              33

We also intend to continue adding to our network of auction sites, as well as upgrading existing auction sites. This part of our strategy is discussed in more detail below.

Attracting and retaining the best people is another aspect of our strategy, and this is an important part of our goal of maintaining our corporate culture. In addition, we are continuing to develop our training programs and to implement tools to increase the productivity of our sales force and to enhance the service we provide to our customers.

In 2004 we launched a strategic initiative, which we call Mission 2007, or M07, with the goal of developing more efficient, consistent and scalable business processes to support our growth objectives. We are rethinking all of our business processes and systems, and this initiative has become an important component of our growth strategy. We expect that improvements we anticipate as a result of this initiative will provide a platform for growth well into the future, and will allow us to increase our earnings without an equivalent increase in our headcount or administrative expenses. We started implementing new systems and processes in 2005, including an Oracle enterprise resource planning, or ERP, system. The first stage of the Oracle implementation is expected to be complete in 2006, with the remaining stages to be substantially complete in 2007.

We are also using the internet to increase our level of service and to extend further the geographic reach of our auctions and the multinational character of our bidding audiences. Approximately 20% of the bidders at our auctions in 2005 participated over the internet.

During 2005, we conducted 153 unreserved industrial auctions at locations in North America, Europe, the Middle East, Australia and Asia. We also held 99 unreserved agricultural auctions during the year, primarily in Canada. Although our auctions vary in size, the average industrial auction in 2005 had gross auction sales of $13.2 million, compared to approximately $12.0 million in 2004. Approximately 57% of our auction revenues was earned from operations in the United States (2004 - 57%), 23% was earned in Canada (2004 - 20%) and the remaining 20% was earned from operations in countries other than the United States and Canada (primarily Europe, the Middle East and Australia) (2004 - 23%). We had 675 full-time employees at December 31, 2005, including 211 sales representatives.

We are a public company and our common shares are listed under the symbol "RBA" on the New York Stock Exchange and the Toronto Stock Exchange (the TSX). At February 17, 2006 we had 34,437,400 common shares issued and outstanding and stock options outstanding to purchase a total of 834,089 common shares. On May 4, 2004, our issued and outstanding common shares were split on a two-for-one basis. All share and per share amounts in this document reflect the stock split on a retroactive basis.

SOURCES OF REVENUE AND REVENUE RECOGNITION

An important indicator of our operating performance is gross auction sales. Gross auction sales is not a measure of revenue and is not presented in our consolidated financial statements; however, we believe that gross auction sales provides an important comparative assessment of our relative operating performance between periods. Auction revenues, which are reported as the top line of our Statement of Operations, and certain other line items, are best understood by considering their relationship to gross auction sales.

Auction revenues are comprised of auction commissions earned from consignors through straight commission and guarantee contracts, net profits on the sale of inventory items, incidental interest income, handling fees on the sale of certain lots, and the fees applicable to purchases made through our internet and proxy bidding systems. All revenue is recognized when the auction sale is complete and we have determined that the auction proceeds are collectible.

Straight commissions are our most common type of auction revenues and are generated by us when we act as agent for consignors and earn a pre-negotiated, fixed commission rate on the gross sales price of the consigned equipment at auction. In recent periods, this type of sale has generally represented approximately 75% of our gross auction sales volume on an annual basis.

In certain other cases, we guarantee minimum sales proceeds to the consignor and earn a commission based on the actual results of the auction, including a pre-negotiated percentage of any sales proceeds in excess of the guaranteed amount. The equipment is sold on an unreserved basis in the same manner as other consignments, and if the actual auction proceeds are less than the guaranteed amount, our commission is reduced. If proceeds are sufficiently lower, we can incur a loss on the sale. We factor in a higher rate of commission on these sales to compensate for the increased risk we assume.

Our exposure from guarantee contracts fluctuates over time, but industrial auction guarantees are outstanding for less than 45 days in most cases. Agricultural auction guarantees are generally outstanding for a longer period of time, because many of the contracts are signed in the fall of one year for auctions to be held in the spring of the next year. The combined exposure at any time from all outstanding guarantees also fluctuates from period to period but is usually less than $35 million. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed, unless the loss is incurred after the period end but before the financial reporting date, in which case the loss is accrued in the financial statements for the period end. In recent periods, guarantee contracts have generally represented approximately 15% of gross auction sales on an annual basis.

Auction revenues also include the net profit or loss on the sale of inventory in cases where we acquire ownership of equipment for a short time prior to an auction sale. When purchased, this equipment is assigned to a specific auction and sold at that auction in the same manner as consigned equipment. During the period that we retain ownership, the cost of the equipment is recorded as inventory on our balance sheet. The net gain or loss on the sale is recorded as auction revenues. In recent periods, sales of inventory have generally represented approximately 10% of gross auction sales on an annual basis.

The choice by consignors between straight commission, guarantee, or outright purchase arrangements depends on many factors, including the consignor's risk tolerance and sale objectives. As a result, the mix of contracts in a particular quarter or year is not necessarily indicative of our future performance, and we do not have a target for the relative mix of contracts in any particular period. The composition of our auction revenues and our auction revenue rate (i.e. auction revenues as a percentage of gross auction sales) depend on the mix and performance of contracts entered into with consignors in any particular period and fluctuate from period to period. Our auction revenue rate performance is presented in the table below.

Quarterly Auction Revenue Rate -- 5 Year History


                                  [LINE GRAPH]


RITCHIE BROS. AUCTIONEERS | 2005 ANNUAL REPORT

Prior to 2002, our long-term expected average auction revenue rate was approximately 8.80%. With the introduction of a handling fee in 2002 and proxy and internet purchase fees in 2003, our long-term expected average auction revenue rate increased to approximately 9.30%. At the end of the second quarter of 2003, we determined that we were achieving a sustainably higher average auction revenue rate and we increased our long-term expected average auction revenue rate to 9.50%. At the end of 2003 we increased our expected average auction revenue rate to be in the range of 9.50% to 10.00%, and we reaffirmed this expectation at the end of 2004. We achieved an auction revenue rate of 10.16% for 2005 and we believe that our sustainable average auction revenue rate continues to be in the range of 9.50% to 10.00%.

The largest contributor to the variability in our auction revenue rate is the performance of our underwritten business (i.e. our guarantee and inventory contracts). In a period when our underwritten business performs better than average, our auction revenue rate typically exceeds the expected average rate. Conversely, if our underwritten business performs below average, our auction revenue rate will typically be below the expected average rate. The variability can be more pronounced in the first and third calendar quarters because of the seasonality of our business.

Our gross auction sales and auction revenues are influenced by the seasonal nature of the auction business, which is determined mainly by the seasonal nature of the construction and natural resources industries. Our gross auction sales and auction revenues tend to increase during the second and fourth calendar quarters, during which time we generally conduct more business than in the first and third calendar quarters.

Our gross auction sales and auction revenues are also affected on a period-to-period basis by the timing of major auctions. In newer markets where we are developing operations, the number and size of auctions and, as a result, the level of gross auction sales and auction revenues, are likely to vary more dramatically from period to period than in our established markets where the number, size and frequency of our auctions are more consistent. In addition, economies of scale are achieved as our operations in a region evolve from conducting intermittent auctions, establishing a regional auction unit, and ultimately to developing a permanent auction site. Economies of scale are also achieved when our auctions increase in size, as has occurred in recent periods.

Because of these seasonal and period-to-period variations, we believe that our gross auction sales and auction revenues are best compared on an annual basis, rather than on a quarterly basis.

RECENT DEVELOPMENTS

In January 2006 we completed the acquisition of the business and assets of Dennis Biliske Auctioneers, a North Dakota-based auctioneer of agricultural equipment and real estate. The acquisition is designed to expand our agricultural operations and establish our presence in the agricultural equipment and land markets in the United States. Included in the acquisition of the business was a 25-acre permanent agricultural auction facility in Buxton, North Dakota. Dennis Biliske, the founder and President of the acquired business, will lead our agricultural auction operations in North Dakota and surrounding states. We believe that the addition of the Biliske business will provide an initial platform for us to increase our agricultural equipment and real estate sales in the large and very fragmented U.S. market. Despite the operational benefits of the transaction, the financial terms are not considered to be material relative to our consolidated operations.

DEVELOPMENTS IN 2005

Highlights of the year ended December 31, 2005 included:

- We held the largest auction in our history, at our permanent auction site in Orlando, Florida, with gross auction sales of $79 million.

- We broke regional auction sales records in Denver, Colorado; Chicago, Illinois; Sacramento, California; Phoenix, Arizona; Atlanta, Georgia; North East, Maryland; Vancouver, B.C.; Edmonton, Alberta; Montreal, Quebec; and Melbourne, Australia. We also held our largest-ever Canadian auction, at our permanent auction site in Grande Prairie, Alberta.

-    We held our 100th European industrial auction.

- We held our first auction at our new permanent auction site in Sacramento, California.

- We commenced construction on a new permanent auction site in Nashville, Tennessee.

- We purchased approximately 125 acres of land in Houston, Texas for consideration of $8.5 million and commenced construction on a new permanent auction site, which will replace our existing facility in Houston.

- We purchased approximately 160 acres of land in Denver, Colorado for consideration of $3.5 million on which we intend to build a new permanent auction site, which will replace our existing facility in Denver.

- We purchased approximately 62 acres of land in Saskatoon, Saskatchewan for consideration of $0.4 million, and we intend to construct a modest auction facility intended primarily for agricultural equipment auctions.

- We entered into a three-year lease for a property in Livorno, Italy, which became a new regional auction unit.

- We completed the sale of property that was not being used in our operations in Fort Worth, Texas, for proceeds of $6.0 million and a pre-tax gain of $5.5 million, and in Prince George, British Columbia, for proceeds of $1.3 million and a pre-tax gain of $0.9 million.

- We appointed our first sales representatives in Poland, Finland and Switzerland.

-    Our Board of Directors appointed Randy J. Wall to the position of President
     - Canada, Europe and Middle East. Mr. Wall was previously President and Chief Operating Officer. Robert K. Mackay was appointed to the position of President - United States, Asia and Australia, having previously been Executive Vice-President.

- Our Board of Directors appointed David D. Nicholson to the position of Senior Vice-President, South Central, Mexico and South America Divisions, and Guylain Turgeon to the position of Senior Vice-President and Managing Director, European Operations.

- Roger Rummel, a Senior Vice-President and long-time member of our management team, retired effective March 31, 2005.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing our consolidated financial statements in conformity with Canadian GAAP, we must make decisions that impact the reported amounts and related disclosures. Such decisions include the selection of the appropriate accounting principles to be applied and the assumptions on which to base accounting estimates. In reaching such decisions, we apply judgments based on our understanding and analysis of the relevant circumstances and historical experience. On an ongoing basis, we evaluate these judgments and estimates, including consideration of uncertainties relating to revenue recognition criteria, recoverability of capital assets, goodwill and future income tax assets, and the assessment of possible contingent assets or liabilities that should be recognized or disclosed in our consolidated financial statements. Actual amounts could differ materially from those estimated by us at the time our consolidated financial statements are prepared.

The following discussion of critical accounting policies and estimates is intended to supplement the significant accounting policies presented as note 1 to our consolidated financial statements. Note 1 summarizes the accounting policies and methods used in the preparation of our consolidated financial statements. The policies and the estimates discussed below are included here because they require more significant judgments and estimates in the preparation and presentation of our consolidated financial statements than other policies and estimates.

ACCOUNTING FOR INCOME TAXES

We record income taxes relating to our business in each of the jurisdictions in which we operate. We estimate our actual current tax exposure and the temporary differences resulting from differing treatment of items for tax and book accounting purposes. These differences result in future income tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our future income tax assets will be recovered from future taxable income. If recovery of these future tax assets is considered unlikely, we must establish a valuation allowance. To the extent we either establish or increase a valuation allowance in a period, we must include an expense within the tax provision in the consolidated statement of operations. Significant management judgment is required in determining our provision for income taxes, our measurement of future tax assets and liabilities, and any valuation allowance recorded against our net future tax assets. If actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish a valuation allowance that could materially impact the presentation of our financial position and results of operations.

                                  2005 ANNUAL REPORT | RITCHIE BROS. AUCTIONEERS

VALUATION OF GOODWILL

We assess the possible impairment of goodwill in accordance with standards issued by the Canadian Institute of Chartered Accountants in Canada (known as the CICA) and the Financial Accounting Standards Board in the United States. The standards stipulate that reporting entities test the carrying value of goodwill for impairment annually at the reporting unit level using a two-step impairment test; if events or changes in circumstances indicate that the asset might be impaired, the test is conducted more frequently.

In the first step of the impairment test, the net book value of each reporting unit is compared with its fair value. We operate as a single reporting unit, which is the consolidated public company. As a result, we are able to refer to the stock market for a third party indicator of our company's fair value. As long as the fair value of the reporting unit exceeds its net book value, goodwill is considered not to be impaired and the subsequent step of the impairment test is unnecessary. Changes in the market value of our common shares may impact our assessment as to whether goodwill has been impaired. These changes may result from changes in our business plans or other factors, including those that are outside our control. We perform the goodwill test each year as at September 30, or more frequently if events or changes in circumstances indicate that goodwill might be impaired. We performed the test as at September 30, 2005 and determined that no impairment had occurred.

RECENT ACCOUNTING PRONOUNCEMENTS

During 2005, the Canadian Institute of Chartered Accountants (the CICA) issued new accounting standards for financial instruments comprising Section 3855, "Financial Instruments - Recognition and Measurement", Section 3865, "Hedges", and Section 1530, "Comprehensive Income". There are also a number of significant consequential amendments to other Sections. Financial instruments include accounts receivable and payable, loans, investments and derivative contracts. Application of Section 3865 is optional unless an entity chooses to apply hedge accounting. These standards are effective January 2007. We have not completed our evaluation of the impact on our consolidated financial statements of the implementation of these standards.

DISCLOSURE CONTROLS AND PROCEDURES

Based on current securities legislation in Canada, our Chief Executive Officer and Chief Financial Officer are required to certify that they have assessed the effectiveness of our disclosure controls and procedures as at December 31, 2005.

We performed an evaluation under the supervision and with participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as at December 31, 2005. Based on that evaluation, we concluded that our disclosure controls and procedures were effective as of December 31, 2005.

OVERALL PERFORMANCE

For the year ended December 31, 2005 we recorded auction revenues of $212.6 million and net earnings of $53.6 million, or $1.54 per diluted common share. Net earnings for the year would have been $49.5 million, or $1.43 per diluted share, had total after-tax gains of $4.1 million ($6.4 million before tax) recorded on the sale of excess properties in Texas and British Columbia been excluded. We have highlighted these gains because we do not believe that sales of properties are part of our normal recurring operations. For the year ended December 31, 2004, we had auction revenues of $182.3 million and net earnings of $34.9 million, or $1.01 per diluted common share. Earnings increased mainly as a result of higher gross auction sales in 2005, offset in part by higher operating costs and income tax expenses. We ended the year with working capital of $84.1 million, compared to $36.9 million at the end of 2004.

SELECTED ANNUAL INFORMATION

The following selected consolidated financial information as at December 31, 2005, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2005 has been derived from our audited consolidated financial statements. This data should be read together with those financial statements and the risk factors described below.

Our consolidated financial statements are prepared in United States dollars in accordance with Canadian GAAP. These principles conform in all material respects with U.S. GAAP, except as disclosed in note 9 of our consolidated financial statements for the year ended December 31, 2005. All dollar amounts in the following table are in thousands of United States dollars, except per share data.

Year Ended December 31,                    2005       2004       2003
-----------------------                 ---------   --------   --------
STATEMENT OF OPERATIONS DATA:
Auction revenues (1)                    $ 212,633   $182,257   $161,542
Direct expenses                           (27,035)   (23,472)   (22,099)
                                        ---------   --------   --------
                                          185,598    158,785    139,443
Operating expenses (2)                   (107,842)   (98,375)   (83,038)
Other income (expenses) (3)                 4,758     (2,164)    (3,712)
                                        ---------   --------   --------
Earnings before income taxes               82,514     58,246     52,693
Income taxes (4)                           28,934     23,347     16,099
                                        ---------   --------   --------
Net earnings                            $  53,580   $ 34,899   $ 36,594
                                        =========   ========   ========
Net earnings per share -- basic         $    1.56   $   1.02   $   1.08
Net earnings per share -- diluted            1.54       1.01       1.07
Cash dividends declared per share (5)   $    0.58   $   0.37   $   0.15

BALANCE SHEET DATA (PERIOD END):
Working capital (including cash)        $  84,108   $ 36,871   $ 35,700
Capital assets                            250,645    226,624    210,416
Total assets                              500,896    443,100    413,362
Long-term liabilities                      50,364     19,405     34,613

(1) Auction revenues are comprised of commissions earned from consignors through straight commission and guarantee contracts, the net profit on the sale of inventory items, fees charged to buyers and incidental interest income.

(2) Operating expenses include depreciation and amortization and general and administrative expenses.

RITCHIE BROS. AUCTIONEERS | 2005 ANNUAL REPORT

(3) Other income and expenses include total gains recorded on the sale of excess properties in Texas and British Columbia of $6.4 million ($4.1 million after tax) which we do not consider part of our recurring operations.

(4) Income taxes in 2004 include taxes of $2.1 million recorded in connection with realized foreign exchange gains at the subsidiary level relating to certain term debt that came due in 2004. We do not consider these foreign exchange gains part of our recurring operations.

(5) In addition to the cash dividends declared and paid in 2005, we declared a cash dividend of $0.18 per common share on January 27, 2006 relating to the quarter ended December 31, 2005, which is not included in this amount.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

We conduct operations around the world in a number of different currencies, but our reporting currency is the United States dollar. In 2005, approximately 40% of our revenues and approximately 45% of our operating costs were denominated in currencies other than the United States dollar, which is roughly consistent with the relative proportions in recent periods.

UNITED STATES DOLLAR EXCHANGE RATE COMPARISON

Years ended December 31,      2005    % Change     2004    % Change     2003
------------------------    -------   --------   -------   --------   -------
Value of one U.S. dollar:
Year-end exchange rate:
   Canadian dollar          $1.1628     -3.1%    $1.1995     -7.5%    $1.2965
   Euro                     E0.8446     14.6%    E0.7371     -7.1%    E0.7938

Average exchange rate:
   Canadian dollar          $1.2114     -6.9%    $1.3013     -7.1%    $1.4010
   Euro                     E0.8049       --     E0.8048     -9.1%    E0.8853

The main currencies other than the United States dollar in which our revenues and operating costs are denominated are the Canadian dollar and the Euro. In recent periods there have been significant fluctuations in the value of the Canadian dollar relative to the United States dollar. These fluctuations affect our reported auction revenues and operating expenses when non-United States dollar amounts are converted into United States dollars for financial statement reporting purposes. However, in recent periods, the effect on reported auction revenues and operating expenses in our annual consolidated financial statements has largely offset, making the impact of the currency fluctuation on our annual net earnings essentially neutral.

AUCTION REVENUES

Years ended December 31,                  2005         2004      % Change
------------------------               ----------   ----------   --------
Auction revenues - United States (1)   $  121,253   $  104,618      16%
Auction revenues - Canada (1)              48,824       36,258      35%
Auction revenues - Europe (1)              26,609       26,988      -1%
Auction revenues - Other (1)               15,947       14,393      11%
                                       ----------   ----------     ---
Total auction revenues                 $  212,633   $  182,257      17%
                                       ==========   ==========     ===
Gross auction sales                    $2,092,841   $1,789,402      17%
Auction revenue rate                        10.16%       10.19%

(1)  Information by geographic segment is based on auction location.

The increase in auction revenues in 2005 was primarily attributable to higher gross auction sales in the United States and Canada compared to the year ended December 31, 2004. Our agricultural division generated gross auction sales of $76.4 million in 2005 compared to $45.2 million in 2004. Our guarantee and inventory contracts represented 24% of our total gross auction sales in 2005, which is in a similar range to the levels experienced in prior years (23% in 2004 and 26% in 2003).

Our auction revenue rate was 10.16% for 2005, which was marginally higher than our expected range of 9.50% to 10.00%, and relatively consistent with the rate we achieved in 2004. We continue to believe that our sustainable average auction revenue rate will be in the range of 9.50% to 10.00%. Our past experience has shown that the auction revenue rate is difficult to estimate precisely. As a result, our actual auction revenue rate in future periods may be above or below our expected range.

Our auction revenues and our net earnings are influenced to a great extent by small changes in our auction revenue rate. For example, a 10 basis point (0.1%) increase or decrease in our auction revenue rate would have impacted auction revenues by approximately $2.1 million in 2005, of which approximately $1.4 million or $0.04 per share would have flowed through to net earnings in our statement of operations, assuming no other changes. This factor is important to consider when evaluating our current and past performance, as well as when judging future prospects.

DIRECT EXPENSES

Years ended December 31,               2005      2004    % Change
------------------------             -------   -------   --------
Direct expenses                      $27,035   $23,472      15%
Direct expenses as a percentage of
   gross auction sales                  1.29%     1.31%

Direct expenses are the costs we incur when we conduct an auction. Direct expenses include the costs of hiring temporary personnel to work at the auction, advertising specifically related to the auction, travel costs for employees to attend and work at the auction, security hired to safeguard equipment at the auction site and rental expenses for temporary auction sites.

                                  2005 ANNUAL REPORT | RITCHIE BROS. AUCTIONEERS

Our direct expense rate, which represents direct expenses as a percentage of gross auction sales, fluctuates from period to period based on the size and location of the auctions we hold during a particular period. The direct expense rate generally decreases as the average size of our auctions increases. In addition, we usually experience lower direct expense rates for auctions held at permanent auction sites compared to auctions held at offsite locations, mainly as a result of the economies of scale and other efficiencies that we typically experience at permanent auction sites.

Our direct expense rate in 2005 was roughly consistent with the rate that we experienced in 2004, and is in line with our long-term expectation of a direct expense rate of approximately 1.30%.

DEPRECIATION AND AMORTIZATION EXPENSE

Years ended December 31,        2005      2004    % Change
------------------------      -------   -------   --------
Depreciation
   and amortization expense   $13,172   $12,708      4%

Depreciation is calculated on either a straight line or a declining balance basis on capital assets deployed in our business, including buildings, computer hardware and software, automobiles and yard equipment. Depreciation and amortization in 2005 was roughly consistent with our 2004 experience. Our depreciation in future periods is expected to increase in line with our on-going capital expenditures.

GENERAL AND ADMINISTRATIVE EXPENSES

Years ended December 31,                2005     2004     % Change
------------------------              -------   -------   --------
General and administrative expenses   $94,670   $85,667      10%
G&A as a percentage
   of gross auction sales                4.52%     4.79%

The major categories of general and administrative expenses, or G&A, in 2005 were as follows:

-    labour (salaries, wages, bonuses and benefits);

-    non-auction related travel;

-    telecommunications and utilities;

-    information technology;

-    repairs and maintenance;

-    professional fees;

-    insurance; and

-    leases and rentals.

Although the absolute dollar value of our G&A increased in 2005, mainly as a result of a number of factors, including the currency fluctuation and higher costs associated with the significant growth of our business in recent periods, G&A as a percentage of gross auction sales in 2005 was less than in 2004. The improvement in this ratio is important because it demonstrates the leverage in our business - our gross auction sales can increase without an equivalent increase in operating expenses. During 2005 we experienced growth in many aspects of our business, including headcount, facilities, and infrastructure, and this growth resulted in increases in related G&A categories.

Although we expect G&A as a percentage of gross auction sales to decrease in the future, as a result of the leverage inherent in our business model, our G&A will continue to be affected by the expansion of our infrastructure and workforce necessary to support our growth objectives, as well as other factors including fluctuations in foreign exchange rates. In particular, we anticipate that our G&A will increase in 2006 as a result of new compensation related expenses that will be incurred in connection with changes to our compensation programs for our employees and also because of new expenditures relating to certain M07 initiatives. We estimate that the combined incremental effect on G&A of both of these new expenditures will be in the range of $3 million to $4 million for the year.

INTEREST EXPENSE

Years ended December 31,    2005     2004    % Change
------------------------   ------   ------   --------
Interest expense           $2,224   $3,217     (31%)

Interest expense is comprised mainly of interest and bank charges paid on long-term and revolving debt and operating credit lines. Interest expense decreased in 2005 compared to the prior year because of lower average interest rates applicable to our debt.

GAIN ON DISPOSITION OF CAPITAL ASSETS

Years ended December 31,                 2005    2004   % Change
------------------------                ------   ----   --------
Gain on disposition of capital assets   $6,565   $229      --

The gain on disposition of capital assets in 2005 includes a $5.5 million gain recorded on the sale of excess land in Forth Worth, Texas, and a gain of $0.9 million recorded on the sale of surplus property in Prince George, British Columbia. Neither of these properties was being used in our operations. No such gains were recorded in 2004.

INCOME TAXES

Years ended December 31,      2005      2004    % Change
------------------------    -------   -------   --------
Income taxes                $28,934   $23,347      24%
Effective income tax rate      35.1%     40.1%

Income taxes have been calculated using the tax rates in effect in each of the tax jurisdictions in which we earn our income. The effective tax rate for the year ended December 31, 2005 was lower than the rate we experienced in 2004 as a result of differences in earnings within the various tax jurisdictions in which we earn our income. In addition, in 2004 we realized foreign exchange gains at the subsidiary level on certain term debt that came due during the year and that resulted in an increase of $2.1 million in our income tax provision for 2004. Absent this component, our income tax rate for 2004 would have been 36.5%. Income tax rates in future periods will fluctuate depending upon the impact of unusual items and the level of earnings in the different tax jurisdictions in which we earn our income.

NET EARNINGS

Years ended December 31,             2005      2004    % Change
------------------------           -------   -------   --------
Net earnings before income taxes   $82,514   $58,246      42%
Net earnings                        53,580    34,899      54%
Net earnings per share - basic        1.56      1.02      53%
Net earnings per share - diluted      1.54      1.01      53%

Excluding the impact of total gains of $6.4 million ($4.1 million, or $0.11 per diluted share, after tax) recorded on the sale of excess properties, which we do not consider part of our recurring operations, our net earnings for 2005 would have been $49.5 million, or $1.43 per diluted share. Earnings increased in 2005 compared to 2004 mainly as a result of higher gross auction sales, partially offset by increased G&A and income tax expenses.

SUMMARY OF FOURTH QUARTER RESULTS

We earned auction revenues of $59.9 million and net earnings of $14.2 million, or $0.41 per basic and diluted share, during the fourth quarter of 2005, which compares to auction revenues of $57.1 million and net earnings of $11.3 million, or $0.34 per basic share and $0.33 per diluted share, in the fourth quarter of 2004. The fourth quarter is typically one of our stronger quarters, because of the seasonality of our business, as discussed above. Our gross auction sales were $589.9 million for the quarter ended December 31, 2005, which is an increase of 7% compared to the same period in 2004. The growth in our gross auction sales in the fourth quarter of 2005 compared to the equivalent period in 2004 was attributable mainly to increased sales in Canada and the United States.

Our auction revenue rate decreased to 10.16% in the fourth quarter of 2005 from 10.39% in the comparable period in 2004, mainly as a result of the performance of our underwritten business. Our underwritten business experienced an unusually high auction revenue rate in the last quarter of 2004 compared to our expected rate.

We experienced a 25% increase in our earnings in the fourth quarter of 2005 compared to the equivalent period in the prior year because higher auction revenues in 2005 were only partially offset by increased operating costs. Income taxes decreased in the fourth quarter of 2005 compared to the equivalent period in the prior year because of the non-recurring tax charges that we recorded in 2004.

RITCHIE BROS. AUCTIONEERS | 2005 ANNUAL REPORT

We repaid long-term debt of $31.6 million during the fourth quarter of 2005, and replaced it with a five-year term loan in the amount of $30.0 million. Capital asset additions were $12.9 million for the quarter, compared to $8.2 million in the comparable period in 2004. Our capital expenditures in the fourth quarter of 2005 related primarily to construction of our new permanent auction site in Nashville, Tennessee, completion of the acquisition of our new property in Houston, Texas and improvements to our existing auction site in Orlando, Florida. Exchange rate changes relating to capital assets held in currencies other than the United States dollar resulted in a further decrease in our reported capital assets on our consolidated balance sheet of $0.7 million in the fourth quarter of 2005 compared to an increase of $6.2 million in the equivalent period in 2004.

SUMMARY OF QUARTERLY RESULTS

The following tables present our unaudited consolidated quarterly results of operations for each of our last eight fiscal quarters. This data has been derived from our unaudited consolidated financial statements, which were prepared on the same basis as our annual audited consolidated financial statements and, in our opinion, include all normal recurring adjustments necessary for the fair presentation of such information. These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2005. All dollar amounts in the following tables and related footnotes are stated in thousands of United States dollars, except per share data.

                                     Q4 2005    Q3 2005    Q2 2005      Q1 2005
                                    --------   --------   --------     --------
Gross auction sales (1)             $589,865   $364,005   $682,711     $456,260
                                    --------   --------   --------     --------
Auction revenues                    $ 59,933   $ 38,430   $ 65,692     $ 48,578
Net earnings                          14,203      4,568     21,134(2)    13,675(3)

Net earnings per share -- basic     $   0.41   $   0.13   $   0.62(2)  $   0.40(3)
Net earnings per share -- diluted       0.41       0.13       0.61(2)      0.40(3)

                                     Q4 2004      Q3 2004      Q2 2004    Q1 2004
                                    --------     --------     --------   --------
Gross auction sales (1)             $549,796     $307,188     $553,776   $378,642
                                    --------     --------     --------   --------
Auction revenues                    $ 57,142     $ 31,449     $ 55,996   $ 37,670
Net earnings                          11,335(4)     1,810(4)    15,164      6,590

Net earnings per share -- basic     $   0.34(4)  $   0.05(4)  $   0.44   $   0.19
Net earnings per share -- diluted       0.33(4)      0.05(4)      0.44       0.19

(1) Gross auction sales represents the total proceeds from all items sold at our auctions. Gross auction sales is not a measure of revenue and is not presented in our consolidated financial statements. See further discussion above under "Sources of Revenue and Revenue Recognition."

(2) Net earnings in the second quarter of 2005 include a gain of $938 recorded on the sale of excess property ($769 after tax). Excluding this gain, net earnings would have been $20,365, or $0.59 per basic and diluted share.

(3) Net earnings in the first quarter of 2005 include a gain of $5,493 recorded on the sale of redundant property ($3,296 after tax). Excluding this gain, net earnings would have been $10,379, or $0.30 per basic and diluted share.

(4) Net earnings in the third and fourth quarters of 2004 include income taxes of $888 and $1,218, respectively, recorded in connection with realized foreign exchange gains at the subsidiary level on certain term debt that came due in the second half of 2004. Excluding these non-recurring charges, net earnings would have been $2,698, or $0.08 per basic and diluted share, for the third quarter and $12,553, or $0.37 per basic share and $0.36 per diluted share, for the fourth quarter.

LIQUIDITY AND CAPITAL RESOURCES

December 31,        2005      2004    % Change
------------      -------   -------   --------
Working capital   $84,108   $36,871     128%

Our cash position can fluctuate significantly from period to period, largely as a result of differences in the timing, size and number of auctions, the timing of the receipt of auction proceeds from buyers, and the timing of the payment of net amounts due to consignors. We generally collect auction proceeds from buyers within seven days of the auction and pay out auction proceeds to consignors approximately 21 days following an auction. If auctions are conducted near a period end, we may hold cash in respect of those auctions that will not be paid to consignors until after the period end. Accordingly, we believe that working capital, including cash, is a more meaningful measure of our liquidity than cash alone. In our opinion, our working capital balance at December 31, 2005 exceeded the amount we need to satisfy our present operating requirements.

As discussed in more detail below, we refinanced the majority of our term and revolving debt in 2005. Approximately $35 million of this debt was recorded as current portion of long-term debt in our 2004 financial statements. In our 2005 financial statements, the new debt of $42.9 million is recorded in long-term debt, and this is part of the reason for the increase in our working capital.

CONTRACTUAL OBLIGATIONS

Payments Due by Year             Total    In 2006   In 2007 and 2008   In 2009 and 2010   After 2010
--------------------            -------   -------   ----------------   ----------------   ----------
Long-term debt obligations      $43,542    $  220        $  422             $12,900         $30,000
Operating leases obligations      2,577     1,234         1,101                 242              --
Other long-term obligations         516        --           516                  --              --
                                -------    ------        ------             -------         -------
Total contractual obligations   $46,635    $1,454        $2,039             $13,142         $30,000
                                =======    ======        ======             =======         =======

                                  2005 ANNUAL REPORT | RITCHIE BROS. AUCTIONEERS

Our long-term debt in the table above is comprised mainly of term loans put in place in 2005 with original terms to maturity of five years. Our operating leases related primarily to land on which we operate regional auction units. These properties are located in the United States, Australia, Singapore, Mexico, Italy, Canada and the United Arab Emirates.

In the normal course of our business, we will sometimes guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor's equipment. Our total exposure at December 31, 2005 from these guarantee contracts was $29.0 million (compared to $20.9 million at December 31, 2004), which will be offset by the proceeds that we receive from the sale at auction of the related equipment. We do not record any liability in our financial statements in respect of these guarantee contracts, and they are not reflected in the contractual obligations table above.

CASH FLOWS

December 31,                    2005       2004     % Change
------------                  --------   --------   --------
Cash provided by (used in):
Operations                    $ 85,071   $ 58,656      45%
Investing                      (32,207)   (24,555)    (31%)
Financing                      (13,137)   (24,622)     47%

Capital asset additions were $42.7 million for 2005 compared to $23.5 million in 2004. Our capital expenditures in 2005 included the following:

- Construction of our new permanent auction sites in Sacramento, California and Nashville, Tennessee;

- Acquisition of approximately 125 acres of land in Houston, Texas for cash consideration of $8.5 million, and commencement of construction on our new permanent auction site on that property;

- Acquisition of approximately 160 acres of land in Denver, Colorado for cash consideration of $3.5 million;

- Acquisition of approximately 62 acres of land in Saskatoon, Saskatchewan for cash consideration of $0.4 million; and

- Improvements to our existing auction sites in various locations, including Orlando, Florida and Atlanta, Georgia.

We intend to build new permanent auction sites on the new properties in Houston and Denver, to replace our existing permanent auction sites in those locations. Our cost of constructing a permanent auction site has typically been in the range of $10 million to $20 million in recent periods. We intend to develop the property in Saskatoon by constructing a modest auction facility intended mainly for agricultural auctions. Exchange rate changes relating to capital assets held in currencies other than the United States dollar resulted in a decrease of $1.8 million in the capital assets reported on our consolidated balance sheet as at December 31, 2005, compared to a $7.4 million increase in 2004.

We intend to expand our network of auction sites by building facilities in selected locations around the world as appropriate opportunities arise, either to replace existing auction facilities or to establish new sites. Our actual expenditure levels in future periods will depend largely on our ability to identify, acquire and develop suitable auction sites. We intend to add or replace an average of two auction sites per year, and possibly up to four sites per year starting in 2007.

Over the next five years, we intend to increase our average annual capital expenditures to approximately $50 million per year, as we take steps to accelerate the expansion of our network of auction sites. Additional expenditures will also be required to achieve our M07 strategic initiatives, depending on the scope of our required system improvements, primarily for software, hardware and related systems. Future capital expenditures will be funded primarily from working capital or draws on available credit facilities.

We paid regular quarterly cash dividends totaling $0.58 per share in 2005, for total dividend payments of $19.9 million, compared to total dividend payments of $12.6 million in 2004. On January 27, 2006, our Board of Directors declared a quarterly cash dividend of $0.18 per common share relating to the quarter ended December 31, 2005. The dividend will be payable on March 17, 2006 to shareholders of record on February 24, 2006 in the amount of approximately $6.2 million.

DEBT

December 31,                                                     2005      2004    % Change
------------                                                   -------   -------   --------
Long-term debt (including current portion of long-term debt)   $43,542   $45,925     (5%)

During the year ended December 31, 2005 we refinanced term and revolving debt in the amount of $43.8 million. The refinancing consisted of two five-year term loans in the principal amounts of $12.9 million and $30.0 million, due in periodic payments of interest only, with the full amount of the principal due in 2010 and 2011, respectively. The interest rate applicable to these term loans is set for five years at 4.429% and 5.61%, respectively. At December 31, 2005, we were in compliance with all of the financial covenants applicable to our long-term debt.

In addition to our long-term debt, we have available revolving credit facilities as follows:

December 31,                                       2005       2004
------------                                     --------   --------
Revolving credit facilities - total available:   $118,200   $129,499
Revolving credit facilities - total unused:      $118,200   $113,999

Our credit facilities are with financial institutions in the United States, Canada, The Netherlands, The UK and Australia. We had no floating rate debt at December 31, 2005.

Future scheduled interest expenses over the next five years under our existing term debt are as follows:

                                     In 2006   In 2007   In 2008   In 2009   In 2010
                                     -------   -------   -------   -------   -------
Interest expense on long-term debt    $2,294    $2,277    $2,261    $2,254    $1,992

RITCHIE BROS. AUCTIONEERS | 2005 ANNUAL REPORT

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Although we cannot accurately anticipate the future effect of inflation on our financial condition or results of operations, inflation historically has not had a material impact on our operations.

Because we conduct operations in local currencies in countries around the world, yet have the United States dollar as our reporting currency, we are exposed to currency fluctuations and exchange rate risk on all operations conducted in currencies other than the United States dollar. We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations. For the year ended December 31, 2005, approximately 40% of our revenues were earned in currencies other than the United States dollar and approximately 45% of our operating costs were denominated in currencies other than the United States dollar. We have not hedged against foreign currency rate fluctuations associated with our operations denominated in currencies other than the United States dollar.

During the year ended December 31, 2005 we recorded a decrease in our foreign currency translation adjustment balance of $2.2 million, compared to an increase of $8.8 million in 2004. Our foreign currency translation adjustment arises from the translation of our net assets denominated in currencies other than the United States dollar into our reporting currency. Decreases in this balance arise primarily from the weakening of non-United States currencies against the United States dollar. During 2005, the Euro weakened against the United States dollar and the impact of this decline on our balance sheet was only partially mitigated by the strengthening of the Canadian dollar.

TRANSACTIONS WITH RELATED PARTIES

During 2005 we paid approximately $0.8 million to D.E.R. Resorts Ltd. (or Resorts), a company controlled by David E. Ritchie, the Chairman of our Board of Directors and our former Chief Executive Officer. The costs were incurred pursuant to agreements, approved by our Board of Directors, by which Resorts agreed to provide meeting rooms, accommodations, meals and recreational activities at its facilities on Stuart Island in British Columbia, Canada, for certain of our customers and guests. The agreements set forth the fees and costs per excursion, which were based on market prices for similar types of facilities and excursions. We believe that the terms of the agreements were at least as favorable to us as we could have obtained from a third party. We have entered into similar agreements with Resorts in the past and intend to do so in the future.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

FORWARD-LOOKING STATEMENTS

This Management's Operations contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about our business, and include, among others, statements relating to:

-    our future performance;

-    growth of our operations;

- expansion of the geographic markets and market segments in which we conduct auctions, including the world market for used industrial equipment market;

- increases in the number of consignors and bidders participating in our auctions and the average size of our auctions;

-    our key strengths;

- our ability to draw consistently significant numbers of local and international bidders to our auctions;

- the anticipated improvement, acquisition and development by us of auction sites;

- our gross auction sales, auction revenues and auction revenue rates, including expected auction revenue rates and the sustainability of those rates, and the seasonality of gross auction sales and auction revenues;

-    our direct expense rates, depreciation expenses and income tax rates;

- the effect on our general and administrative expenses and operating leverage of expanded infrastructure and workforce, our M07 initiative and growth of our business;

-    our future capital expenditures;

- our M07 strategic initiative, the timing of its implementation and its effect on our business, results of operations and capital expenditures;

- our internet initiatives and the level of participation in our auctions by internet bidders;

- the proportion of our revenues and operating costs denominated in currencies other than the U.S. dollar or the effect of any currency exchange fluctuations on our results of operations; and

- financing available to us and the sufficiency of our working capital to meet our financial needs.

In some cases, you can identify forward-looking statements by terms such as "anticipate," "believe," "could," "continue," "estimate," "expect," "intend," "may," "might," "ongoing," "plan," "potential," "predict," "project," "should," "will," "would," or the negative of these terms, and similar expressions intended to identify forward-looking statements. Our forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. While we have not described all potential risks related to our business and owning our common shares, the important factors listed under "Risk Factors" are among those that may affect our performance and could cause our actual financial and operational results to differ significantly from our predictions. We do not intend to update publicly any forward-looking statements, even if our predictions have been affected by new information, future events or other developments. You should consider our forward-looking statements in light of these and other relevant factors.

RISK FACTORS

Our business is subject to a number of risks and uncertainties, and our past performance is no guarantee of our performance in future periods. Some of the more important risks that we face are outlined below and holders of our common shares should consider these risks. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition would suffer.

OUR GUARANTEE AND OUTRIGHT PURCHASE CONTRACTS AND ADVANCES TO CONSIGNORS MAY RESULT IN US INCURRING LOSSES.

Approximately 75% of our business is conducted on a straight commission basis. In certain situations we will either offer to:

- guarantee a minimum level of sale proceeds to the consignor, regardless of the ultimate selling price of the consignment at the auction; or

- purchase the equipment outright from the consignor for sale in a particular auction.

If auction proceeds are less than the guaranteed amount, our commission will be reduced or, if sufficiently lower, we will incur a loss. If auction proceeds are less than the purchase price we paid for equipment that we take into inventory temporarily, we will incur a loss. Because all of our auctions are unreserved, there is no way for us to protect against these types of losses by bidding on or acquiring any of the items at the auction. In recent periods, guarantee and inventory contracts have generally represented approximately 25% of our annual gross auction sales.

Occasionally we advance to consignors a portion of the estimated auction proceeds prior to the auction. We generally make these advances only after taking possession of the assets to be auctioned and upon receipt of a security interest in the assets to secure the obligation. If we were unable to auction the assets or if auction proceeds were less than amounts advanced, we could incur a loss.

WE MAY NEED TO MAKE PAYMENTS TO BUYERS IF WE ARE NOT ABLE TO DELIVER CLEAR TITLE ON THE ASSETS SOLD AT OUR AUCTIONS, WHICH MAY RESULT IN US INCURRING LOSSES.

Where title registries are commercially available, we guarantee to our buyers that each item purchased at our auctions is free of liens and other encumbrances, up to the purchase price paid. If we are unable to deliver clear title, we provide the buyer with a full refund. While we exercise considerable effort ensuring that all liens have been identified and, if necessary, discharged prior to the auction, we

                                  2005 ANNUAL REPORT | RITCHIE BROS. AUCTIONEERS
occasionally do not properly identify or discharge liens and have had to make payments to the relevant lienholders or purchasers. We will incur a loss if we are unable to recover sufficient funds from the consignors to offset these payments; aggregate losses from these payments could be material.

WE MAY HAVE DIFFICULTIES SUSTAINING AND MANAGING OUR GROWTH.

One of the main elements of our strategy is to continue to grow our business, primarily by increasing earnings from operations in markets in which we already operate and by expanding into new geographic markets and into market segments in which we have not had a significant presence in the past. As part of this strategy, we may from time to time acquire additional assets or businesses from third parties. We may not be successful in growing our business or in managing this growth. For us to grow our business successfully, we need to accomplish a number of objectives, including:

-    recruiting and retaining suitable sales personnel;

-    identifying and developing new geographic markets and market segments;

- identifying and acquiring, on terms favourable to us, suitable land on which to build new auction facilities and, potentially, businesses that might be appropriate acquisition targets;

-    successfully managing expansion;

-    obtaining necessary financing;

- receiving necessary authorizations and approvals from governments for proposed development or expansion;

- successfully integrating new facilities and acquired businesses into our existing operations;

- achieving acceptance of the auction process in general by potential consignors, bidders and buyers;

- establishing and maintaining favourable relationships with consignors, bidders and buyers in new markets and market segments, and maintaining these relationships in our existing markets;

- capitalizing on changes in the supply of and demand for industrial assets, in our existing and in new markets; and

- designing and implementing business processes that are able to support profitable growth.

We will need to hire additional employees to manage any growth that we achieve. In addition, growth may increase the geographic scope of our operations and increase demands on both our operating and financial systems. These factors will increase our operating complexity and the level of responsibility of existing and new management personnel. It may be difficult for us to attract and retain qualified managers and employees, and our existing operating and financial systems and controls may not be adequate to support our growth. We may not be able to improve our systems and controls as a result of increased costs, technological challenges, or lack of qualified employees. Our past results and growth may not be indicative of our future prospects or our ability to expand into new markets, many of which may have different competitive conditions and demographic characteristics than our existing markets.

OUR BUSINESS WOULD BE HARMED IF THERE WERE DECREASES IN THE SUPPLY OF, DEMAND FOR, OR MARKET VALUES OF INDUSTRIAL ASSETS, PRIMARILY USED INDUSTRIAL EQUIPMENT.

Our auction revenues could be reduced if there was significant erosion in the supply of, demand for, or market values of used industrial equipment, which would affect our financial condition and results of operations. We have no control over any of the factors that affect the supply of, and demand for, used industrial equipment, and the circumstances that cause market values for industrial equipment to fluctuate are beyond our control. In addition, price competition and availability of industrial equipment directly affect the supply of, demand for, and market value of used industrial equipment.

WE MAY INCUR LOSSES AS A RESULT OF LEGAL AND OTHER CLAIMS.

We are subject to legal and other claims that arise in the ordinary course of our business. While the results of these claims have not historically had a material effect on our financial condition or results of operations, we may not be able to defend ourselves adequately against these claims in the future and we may incur losses. Aggregate losses from these claims could be material.

OUR OPERATING RESULTS ARE SUBJECT TO QUARTERLY VARIATIONS.

Historically, our revenues and operating results have fluctuated from quarter to quarter. We expect to continue to experience these fluctuations as a result of the following factors, among others:

-    the size, timing and frequency of our auctions;

- the seasonal nature of the auction business in general, with peak activity typically occurring in the second and fourth calendar quarters, mainly as a result of the seasonal nature of the construction and natural resources industries;

- the performance of our underwritten business (guarantee and outright purchase contracts);

-    general economic conditions in our markets; and

- the timing of acquisitions and development of auction facilities and related costs.

In addition, we usually incur substantial costs when entering new markets, and the profitability of operations at new locations is uncertain as a result of the increased variability in the number and size of auctions at new sites. These and other factors may cause our future results to fall short of investor expectations or not to compare favourably to our past results.

WE ARE EXPOSED TO FOREIGN EXCHANGE RATE FLUCTUATIONS AND POLITICAL AND ECONOMIC INSTABILITY AS A RESULT OF OUR SUBSTANTIAL INTERNATIONAL OPERATIONS, WHICH COULD HARM OUR RESULTS OF OPERATIONS.

We conduct business on a global basis and intend to continue to expand our presence in international markets. Fluctuating currency exchange rates, acts of terrorism or war, and changing social, economic and political conditions and regulations, including income tax regulations, may affect in a negative manner our business in international markets and our related operating results. Currency exchange rate fluctuations between the different countries in which we conduct our operations impact the purchasing power of buyers, the motivation of consignors, asset values and asset flows between various countries, including those in which we do not have operations. These factors and other global economic conditions may harm our business and our operating results.

Although we report our financial results in United States dollars, a significant portion of our auction revenues are generated at auctions held outside the United States, mostly in currencies other than the United States dollar. Currency exchange rate changes against the United States dollar, particularly for the Canadian dollar and the Euro, could affect the presentation of our results in our financial statements and cause our earnings to fluctuate.

OUR REVENUES AND PROFITABILITY COULD BE REDUCED AS A RESULT OF COMPETITION IN OUR CORE MARKETS.

The used truck and equipment sectors of the global industrial equipment market, and the auction segment of those markets, are highly fragmented. We compete directly for potential purchasers of industrial equipment with other auction companies. Our indirect competitors include equipment manufacturers, distributors and dealers that sell new or used equipment, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, equipment dealers and brokers, and equipment owners that have traditionally disposed of equipment in private sales.

Our direct competitors are primarily regional auction companies. Some of our indirect competitors have significantly greater financial and marketing resources and name recognition than we do. New competitors with greater financial and other resources may enter the industrial equipment auction market in the future. Additionally, existing or future competitors may succeed in entering and establishing successful operations in new geographic markets prior to our entry into those markets. They may also compete against us through internet-based services. If existing or future competitors seek to gain or retain market share by reducing commission rates, we may also be required to reduce commission rates, which may reduce our revenue and harm our operating results and financial condition.

WE DEPEND ON THE SERVICES OF A NUMBER OF KEY PERSONNEL, AND OUR BUSINESS COULD BE HARMED IF WE LOST ONE OR MORE OF THEM.

The growth and performance of our business in the future will depend to a significant extent on the efforts and abilities of our executive officers and senior managers. Our business could be harmed if we lost the services of one or more of these individuals. We do not maintain key man insurance on the lives of any of our executive officers. Our future success largely depends on our ability to attract, develop and retain skilled employees in all areas of our business.

RITCHIE BROS. AUCTIONEERS | 2005 ANNUAL REPORT

OUR INTERNET-RELATED INITIATIVES, WHICH ARE SUBJECT TO TECHNOLOGICAL OBSOLESCENCE AND POTENTIAL SERVICE INTERRUPTIONS, MAY NOT CONTRIBUTE TO IMPROVED OPERATING RESULTS OVER THE LONG-TERM; IN ADDITION, WE MAY NOT BE ABLE TO COMPETE WITH TECHNOLOGIES IMPLEMENTED BY OUR COMPETITORS.

We have invested significant resources in the development of our internet platform, including our rbauctionBid-Live internet bidding service. We use and rely on intellectual property owned by third parties which are licensed to us in providing our rbauctionBid-Live service. Our internet technologies may not result in any material long-term improvement in our results of operations or financial condition and may require further significant investment to help avoid obsolescence. We may also not be able to continue to adapt our business to internet commerce and we may not be able to compete effectively against internet auction services offered by our competitors.

The success of our rbauctionBid-Live service and other services that we offer over the internet, including equipment-searching capabilities and historical price information, will continue to depend largely on our ability to use suitable intellectual property licensed from third parties, further development and maintenance of our infrastructure and the internet in general. Our ability to offer online services depends on the performance of the internet, as well as some of our internal hardware and software systems.

"Viruses", "worms" and other similar programs, which have in the past caused periodic outages and other internet access delays, may in the future interfere with the performance of the internet and some of our internal systems. These outages and delays could reduce the level of service we are able to offer over the internet. We could lose customers and our reputation could be harmed if we were unable to provide services over the internet at an acceptable level of performance or reliability.

THE AVAILABILITY AND PERFORMANCE OF OUR INTERNAL TECHNOLOGY INFRASTRUCTURE, AS WELL AS THE IMPLEMENTATION OF AN ORACLE ENTERPRISE RESOURCE PLANNING SYSTEM, ARE CRITICAL TO OUR BUSINESS.

The satisfactory performance, reliability and availability of our website, processing systems and network infrastructure are important to our reputation and our business. We will need to continue to expand and upgrade our technology, transaction processing systems and network infrastructure both to meet increased usage of our rbauctionBid-Live service and other services offered on our website and to implement new features and functions. Our business and results of operations could be harmed if we were unable to expand and upgrade in a timely manner our systems and infrastructure to accommodate any increases in the use of our internet services, or if we were to lose access to or the functionality of our internet systems for any reason.

We use both internally developed and licensed systems for transaction processing and accounting, including billings and collections processing. We may need to improve these systems in order to accommodate growth in our business. Any inability to upgrade our technology, transaction processing systems or network infrastructure to accommodate increased transaction volumes could harm our business and interfere with our ability to expand our business.

We have embarked on a program to redesign our business processes and to upgrade our information systems, including implementing an Oracle enterprise resource planning system. Our business and results of operations could be harmed if our Oracle implementation, which is expected to happen in phases starting in 2006, is not successful. In addition, any difficulties with our Oracle implementation could have an adverse effect on our operations and also our ability to evaluate the effectiveness of our internal control over financial reporting, which would negatively affect our internal control reporting in accordance with the provisions of Section 404 of the Sarbanes-Oxley Act.

We do not currently have a formal disaster recovery plan. If we were subject to a serious security breach or a threat to business continuity, it could materially damage our business, results of operations and financial condition.

OUR BUSINESS IS SUBJECT TO RISKS RELATING TO OUR ABILITY TO SAFEGUARD THE SECURITY AND PRIVACY OF OUR CUSTOMERS' CONFIDENTIAL INFORMATION.

We maintain proprietary databases containing confidential personal information regarding our customers and the results of our auctions, and we must safeguard the security and privacy of this information. Despite our efforts to protect this information, we face the risk of inadvertent disclosure of this sensitive information or an intentional breach of our security measures.

Security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. We may be required to make significant expenditures to protect against security breaches or to alleviate problems caused by any breaches. Our insurance policies may not be adequate to reimburse us for losses caused by security breaches.

OUR OPERATIONS ARE SUBJECT TO SUBSTANTIAL ENVIRONMENTAL AND OTHER REGULATIONS, WHICH MAY SIGNIFICANTLY INCREASE OUR EXPENSES OR LIMIT OUR OPERATIONS AND ABILITY TO EXPAND.

A variety of federal, provincial, state and local laws, rules and regulations apply to our business. These relate to, among other things, the auction business, imports and exports of equipment, worker safety, privacy of customer information, and the use, storage, discharge and disposal of environmentally sensitive materials. Failure to comply with applicable laws, rules and regulations could result in substantial liability to us, suspension or cessation of some or all of our operations, restrictions on our ability to expand at present locations or into new locations, requirements for the acquisition of additional equipment or other significant expenses or restrictions.

The development or expansion of auction sites depends upon receipt of required licenses, permits and other governmental authorizations. Our inability to obtain these required items could harm our business. Additionally, changes or concessions required by regulatory authorities could result in significant delays in, or prevent completion of, this development or expansion.

Under some laws regulating the use, storage, discharge and disposal of environmentally sensitive materials, an owner or lessee of real estate may be liable for the costs of removal or remediation of hazardous or toxic substances located on or in, or emanating from, the real estate, and related costs of investigation and property damage. These laws often impose liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of the hazardous or toxic substances. Environmental contamination may exist at our owned or leased auction sites from prior activities at these locations or from neighbouring properties. In addition, auction sites that we acquire or lease in the future may be contaminated, and future use of or conditions on any of our properties or sites could result in contamination. The costs related to environmental contamination of any of the properties we own or lease could harm our financial condition and results of operations.

There are restrictions in the United States and Europe that may affect the ability of equipment owners to transport certain equipment between specified jurisdictions. One example of these restrictions is environmental certification requirements in the United States, which prevent non-certified equipment from being entered into commerce in the United States. If these restrictions were to materially inhibit the ability of customers to ship equipment to or from our auction sites, they could reduce our gross auction sales and harm our business.

International bidders and consignors could be deterred from participating in our auctions if governmental bodies impose additional export or import regulations or additional duties, taxes or other charges on exports or imports. Reduced participation by international bidders and consignors could reduce our gross auction sales and harm our business, financial condition and results of operations.

OUR INSURANCE MAY BE INSUFFICIENT TO COVER LOSSES THAT MAY OCCUR AS A RESULT OF OUR OPERATIONS.

We maintain property and general liability insurance. This insurance may not remain available to us at commercially reasonable rates, and the amount of our coverage may not be adequate to cover all liability that we may incur. Our auctions generally involve the operation of large equipment close to a large number of people, and an accident could damage our facilities or injure auction attendees. Any major accident could harm our reputation and our business. In addition, if we were held liable for amounts exceeding the limits of our insurance coverage or for claims outside the scope of our coverage, the resulting costs could harm our results of operations and financial condition.

WE MAY NOT CONTINUE TO PAY REGULAR CASH DIVIDENDS.

We declared and paid quarterly cash dividends of $0.18 per outstanding common share relating to the third and fourth fiscal quarters of 2005 and $0.11 per share in connection with the first and second quarters of 2005. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors, after taking into account our operating results, financial condition, cash requirements, financing agreement restrictions and other factors our Board may deem relevant. We may be unable or may elect not to continue to declare and pay dividends, even if necessary financial conditions are met and sufficient cash is available for distribution.

                                  2005 ANNUAL REPORT | RITCHIE BROS. AUCTIONEERS

Independent Auditors' Report to the Shareholders

We have audited the consolidated balance sheets of Ritchie Bros. Auctioneers Incorporated (the "Company") as at December 31, 2005 and 2004 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

(KPMG LLP)

Chartered Accountants
Vancouver, Canada
February 10, 2006

Consolidated Statements of Operations
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31,                            2005          2004          2003
------------------------                        -----------   -----------   -----------
Auction revenues                                $   212,633   $   182,257   $   161,542
Direct expenses                                      27,035        23,472        22,099
                                                -----------   -----------   -----------
                                                    185,598       158,785       139,443
Expenses:
   Depreciation and amortization                     13,172        12,708        11,773
   General and administrative                        94,670        85,667        71,265
                                                -----------   -----------   -----------
                                                    107,842        98,375        83,038
                                                -----------   -----------   -----------

Earnings from operations                             77,756        60,410        56,405

Other income (expenses):
   Interest expense                                  (2,224)       (3,217)       (4,772)
   Gain on disposition of capital assets              6,565           229            17
   Other                                                417           824         1,043
                                                -----------   -----------   -----------
                                                      4,758        (2,164)       (3,712)
                                                -----------   -----------   -----------

Earnings before income taxes                         82,514        58,246        52,693

Income tax expense (note 6):
   Current                                           28,704        22,251        14,738
   Future                                               230         1,096         1,361
                                                -----------   -----------   -----------
                                                     28,934        23,347        16,099
                                                -----------   -----------   -----------
Net Earnings                                    $    53,580   $    34,899   $    36,594
                                                ===========   ===========   ===========

Net earnings per share (notes 1(l) and 4(e)):
Basic                                           $      1.56   $      1.02   $      1.08
Diluted                                                1.54          1.01          1.07
                                                ===========   ===========   ===========
Weighted average number of shares outstanding    34,366,311    34,160,678    33,795,978
                                                ===========   ===========   ===========

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:


/s/ G. EDWARD MOUL                      /s/ PETER J. BLAKE
------------------------------------    ----------------------------------------
G. EDWARD MOUL                          PETER J. BLAKE
Director                                Director and Chief Executive Officer

RITCHIE BROS. AUCTIONEERS | 2005 ANNUAL REPORT

Consolidated Balance Sheets
(Expressed in thousands of United States dollars)

December 31,                                       2005       2004
------------                                     --------   --------
ASSETS
Current assets:
   Cash and cash equivalents                     $169,249   $132,632
   Accounts receivable                             25,447     19,281
   Inventory                                        9,991     13,091
   Advances against auction contracts                 255        968
   Prepaid expenses and deposits                    2,726      2,323
   Other assets                                     1,188        654
   Funds committed for debt repayment (note 3)         --      1,857
   Future income tax asset (note 6)                   601        496
                                                 --------   --------
                                                  209,457    171,302
Capital assets (note 2)                           250,645    226,624
Funds committed for debt repayment (note 3)            --      5,108
Other assets                                        1,537      1,876
Goodwill                                           38,397     37,499
Future income tax asset (note 6)                      860        691
                                                 --------   --------
                                                 $500,896   $443,100
                                                 ========   ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Auction proceeds payable                      $ 62,392   $ 47,581
   Accounts payable and accrued liabilities        50,969     45,334
   Income taxes payable                            11,308      6,383
   Current portion of long-term debt (note 3)         220     35,133
   Future income tax liability (note 6)               460         --
                                                 --------   --------
                                                  125,349    134,431
Long-term debt (note 3)                            43,322     10,792
Other liabilities                                     516      1,563
Future income tax liability (note 6)                6,526      7,050
                                                 --------   --------
                                                  175,713    153,836
Shareholders' equity:
   Share capital (note 4)                          79,844     76,445
   Additional paid-in capital                       8,929      7,859
   Retained earnings                              217,080    183,438
   Foreign currency translation adjustment         19,330     21,522
                                                 --------   --------
                                                  325,183    289,264
                                                 --------   --------
                                                 $500,896   $443,100
                                                 ========   ========

Commitments and contingencies (note 7)

Subsequent events (note 4(c))

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity
(Expressed in thousands of United States dollars)

                                                                                 Foreign
                                                       Additional                currency        Total
                                              Share      paid-in    Retained   translation   Shareholders'
                                             capital     capital    earnings    adjustment       equity
                                             -------   ----------   --------   -----------   -------------
Balance, December 31, 2002                   $69,499     $4,646     $129,682     $(4,453)      $199,374
   Exercise of stock options                   3,295         --           --          --          3,295
   Stock compensation tax adjustment              --        382           --          --            382
   Stock compensation expense                     --      1,047           --          --          1,047
   Net earnings                                   --         --       36,594          --         36,594
   Cash dividends paid                            --         --       (5,093)         --         (5,093)
   Foreign currency translation adjustment        --         --           --      17,180         17,180
                                             -------     ------     --------     -------       --------
Balance, December 31, 2003                    72,794      6,075      161,183      12,727        252,779
   Exercise of stock options                   3,651         --           --          --          3,651
   Stock compensation tax adjustment              --        317           --          --            317
   Stock compensation expense                     --      1,467           --          --          1,467
   Net earnings                                   --         --       34,899          --         34,899
   Cash dividends paid                            --         --      (12,644)         --        (12,644)
   Foreign currency translation adjustment        --         --           --       8,795          8,795
                                             -------     ------     --------     -------       --------
Balance, December 31, 2004                    76,445      7,859      183,438      21,522        289,264
   Exercise of stock options                   3,399       (485)          --          --          2,914
   Stock compensation tax adjustment              --         87           --          --             87
   Stock compensation expense                     --      1,468           --          --          1,468
   Net earnings                                   --         --       53,580          --         53,580
   Cash dividends paid                            --         --      (19,938)         --        (19,938)
   Foreign currency translation adjustment        --         --           --      (2,192)        (2,192)
                                             -------     ------     --------     -------       --------
Balance, December 31, 2005                   $79,844     $8,929     $217,080     $19,330       $325,183
                                             =======     ======     ========     =======       ========

See accompanying notes to consolidated financial statements.

                                  2005 ANNUAL REPORT | RITCHIE BROS. AUCTIONEERS

Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)

Years ended December 31,                                         2005       2004       2003
------------------------                                       --------   --------   --------
Cash provided by (used in):

Operating activities:
   Net earnings                                                $ 53,580   $ 34,899   $ 36,594
   Items not involving cash:
      Depreciation and amortization                              13,172     12,708     11,773
      Stock compensation expense                                  1,468      1,467      1,047
      Future income taxes                                           230      1,329      1,361
      Net gain on disposition of capital assets                  (6,565)      (229)       (17)
   Changes in non-cash working capital:
      Accounts receivable                                        (6,166)    (2,217)    (3,364)
      Inventory                                                   3,100     (3,511)    (2,357)
      Advances against auction contracts                            713       (858)        69
      Prepaid expenses and deposits                                (403)       230       (493)
      Income taxes payable                                        5,012      3,504      3,578
      Income taxes recoverable                                       --         --      2,485
      Auction proceeds payable                                   14,811      3,395     26,826
      Accounts payable and accrued liabilities                    3,956     10,184      1,606
      Other                                                       2,163     (2,245)    (1,276)
                                                               --------   --------   --------
                                                                 85,071     58,656     77,832
                                                               --------   --------   --------

Investing activities:
   Acquisition of business                                           --     (1,265)        --
   Capital asset additions                                      (42,737)   (23,448)   (16,273)
   Proceeds on disposition of capital assets                      9,929      2,151      5,368
   Decrease (increase) in other assets                              601     (1,993)      (116)
                                                               --------   --------   --------
                                                                (32,207)   (24,555)   (11,021)
                                                               --------   --------   --------

Financing activities:
   Issuance of share capital                                      2,914      3,651      3,295
   Dividends on common shares                                   (19,938)   (12,644)    (5,093)
   Issuance of long-term debt                                    46,016     32,500         --
   Repayment of long-term debt                                  (48,746)   (58,459)    (3,747)
   Increase (decrease) in other liabilities                          23       (812)      (383)
   Decrease in short term debt                                       --         --     (2,758)
   Decrease (increase) in funds committed for debt repayment      6,965     11,142     (5,107)
   Other                                                           (371)        --         --
                                                               --------   --------   --------
                                                                (13,137)   (24,622)   (13,793)
                                                               --------   --------   --------
Effect of changes in foreign currency rates on cash and cash
   equivalents                                                   (3,110)     4,144      3,769
                                                               --------   --------   --------
Increase in cash and cash equivalents                            36,617     13,623     56,787
Cash and cash equivalents, beginning of year                    132,632    119,009     62,222
                                                               --------   --------   --------
Cash and cash equivalents, end of year                         $169,249   $132,632   $119,009
                                                               ========   ========   ========

Supplemental information:
   Interest paid                                               $  2,217   $  3,092   $  4,675
   Income taxes paid                                           $ 22,696   $ 18,831   $  8,675
                                                               ========   ========   ========

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS | 2005 ANNUAL REPORT

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

1.   SIGNIFICANT ACCOUNTING POLICIES:

     (a)  Basis of presentation:

          These consolidated financial statements present the financial position, results of operations and changes in shareholders' equity and cash flows of Ritchie Bros. Auctioneers Incorporated (the "Company"), a company amalgamated in December 1997 under the Canada Business Corporations Act, and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

          The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada which, except as disclosed in note 9, also comply, in all material respects, with generally accepted accounting principles in the United States.

     (b)  Cash and cash equivalents:

          Cash equivalents consist of highly liquid investments having an original term to maturity of three months or less when acquired.

     (c)  Inventory:

          Inventory is primarily represented by goods held for auction and has been valued at the lower of cost, determined by the specific identification method, and net realizable value.

     (d)  Capital assets:

          All capital assets are stated at cost and include capitalized interest on property under development. Depreciation is provided to charge the cost of the assets to operations over their estimated useful lives based on their usage as follows:

Asset                          Basis            Rate/term
-----                    -----------------   ---------------
Buildings                straight-line       30 years
Improvements             declining balance   10%
Automotive equipment     declining balance   30%
Yard equipment           declining balance   20-30%
Office equipment         declining balance   20%
Computer equipment       straight-line       3 years
Computer software        straight-line       3 years
Leasehold improvements   straight-line       Terms of leases

          Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In such situations, long-lived assets are considered impaired when undiscounted estimated future cash flows resulting from the use of the asset and its eventual disposition are less than the asset's carrying amount.

          Legal obligations to retire tangible long-lived assets and assets under operating leases are recorded at the fair value in the period in which they are incurred, if a reasonable estimate of fair value can be made, with a corresponding increase in asset value. The liability is accreted to face value over the life of the asset. The Company does not have any significant asset retirement obligations.

     (e)  Goodwill:

          Goodwill represents non-identifiable intangible assets acquired on business combinations. Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the goodwill against its implied fair value. To the extent that the carrying amount of goodwill exceeds its fair value, an impairment loss is charged against earnings.

     (f)  Revenue recognition:

          Auction revenues are comprised mostly of auction commissions, which are earned by the Company acting as an agent for consignors of equipment, but also include net profits on the sale of inventory, incidental interest income, internet and proxy purchase fees, and handling fees on the sale of certain lots. All revenue is recognized when the auction sale is complete and the Company has determined that the auction proceeds are collectible.

          Auction commissions represent the percentage earned by the Company on the gross proceeds from equipment sold at auction. The majority of auction commissions is earned as a pre-negotiated fixed rate of the gross selling price. Other commissions are earned when the Company guarantees a certain level of proceeds to a consignor. This type of commission includes a pre-negotiated percentage of the guaranteed gross proceeds plus a percentage of proceeds in excess of the guaranteed amount. If actual auction proceeds are less than the guaranteed amount, commission is reduced; if proceeds are sufficiently lower, the Company can incur a loss on the sale. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed. If a loss relating to a guarantee contract to be sold after a period end is known at the financial statement reporting date, the loss is accrued in the financial statements for that period. The Company's exposure fluctuates over time (see note 7(b)).

          Auction revenues also include net profit on the sale of inventory items. In some cases, incidental to its regular commission business, the Company temporarily acquires title to items for a short time prior to a particular auction sale. The auction revenue recorded is the net gain or loss on the sale of the items.

     (g)  Income taxes:

          Income taxes are accounted for using the asset and liability method, whereby future taxes are recognized for the tax consequences of temporary differences by applying substantively enacted or enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on future taxes of a change in tax rates is recognized in earnings in the period in which the new tax rate is substantively enacted. Future tax benefits, such as non-capital loss carry forwards, are recognized to the extent that realization of such benefits is considered more likely than not.

                                  2005 ANNUAL REPORT | RITCHIE BROS. AUCTIONEERS

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

1.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (h)  Foreign currency translation:

          The Company's reporting currency is the United States dollar. The functional currency for each of the Company's operation is usually the currency of the country of residency; in some cases it is the United States dollar. Each of the Company's foreign operations is considered to be self-sustaining. Accordingly, the financial statements of the Company's operations that are not located in the United States have been translated into United States dollars using the exchange rate at the end of each reporting period for asset and liability amounts and the average exchange rate for each reporting period for amounts included in the determination of earnings. Any gains or losses from the translation of asset and liability amounts have been included in the foreign currency translation adjustment account, which is included as a separate component of shareholders' equity. Monetary assets and liabilities recorded in foreign currencies are translated into the appropriate functional currency at the rate of exchange in effect at the balance sheet date. Foreign currency denominated transactions are translated into the appropriate functional currency at the exchange rate in effect on the date of the transaction. Any exchange gains and losses on these transactions, which are not considered to be significant, are included in the determination of earnings.

     (i)  Use of estimates:

          The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant financial statement items requiring the use of estimates include the determination of useful lives for depreciation, the valuation of goodwill and capital assets, and the estimation of the utilization of future income tax asset balances. Actual results could differ from such estimates and assumptions.

     (j)  Financial instruments:

          Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, income taxes payable, auction proceeds payable and accounts payable and accrued liabilities, approximate their fair value due to their short terms to maturity. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of its long-term debt approximates fair value.

     (k)  Credit risk:

          The Company is not exposed to any significant credit risk because it does not extend credit to buyers at its auctions. In addition, items purchased at the Company's auctions are not normally released to the buyers until they are paid for in full.

     (l)  Net earnings per share:

          Net earnings per share has been calculated based on the weighted average number of common shares outstanding. Diluted net earnings per share has been calculated after giving effect to outstanding dilutive options calculated by the treasury stock method (note 4(e)).

     (m)  Stock-based compensation:

          The Company has a stock-based compensation plan, which is described in note 4(c) and (d). The Company uses the fair value based method to account for employee stock-based compensation. Under the fair value based method, compensation cost attributable to options granted to employees and directors is measured at the fair value of the underlying option at the grant date using the Black-Scholes option pricing model. Compensation expense is recognized on a straight-line basis over the vesting period of the underlying option. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings. No compensation cost is recognized for options that employees forfeit if they fail to satisfy the service requirement for vesting.

     (n)  Comparative figures:

          Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

RITCHIE BROS. AUCTIONEERS | 2005 ANNUAL REPORT

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

2.   CAPITAL ASSETS:

                                                   Accumulated   Net book
2005                                     Cost     depreciation     value
----                                   --------   ------------   --------
Buildings                              $120,010      $21,184     $ 98,826
Land and improvements                   114,493        4,566      109,927
Land and buildings under development     20,374           --       20,374
Automotive equipment                     12,449        4,490        7,959
Yard equipment                           10,334        5,440        4,894
Office equipment                          6,604        4,226        2,378
Computer equipment                        5,731        3,658        2,073
Computer software                        12,977       10,850        2,127
Leasehold improvements                    3,521        1,434        2,087
                                       --------      -------     --------
                                       $306,493      $55,848     $250,645
                                       ========      =======     ========

                                                   Accumulated   Net book
2004                                     Cost     depreciation     value
----                                   --------   ------------   --------
Buildings                              $113,742      $18,588     $ 95,154
Land and improvements                   100,154        4,125       96,029
Land and buildings under development     13,538           --       13,538
Automotive equipment                     11,389        4,272        7,117
Yard equipment                            9,540        4,685        4,855
Office equipment                          6,169        3,799        2,370
Computer equipment                        5,784        2,940        2,844
Computer software                        11,114        8,766        2,348
Leasehold improvements                    3,321          952        2,369
                                       --------      -------     --------
                                       $274,751      $48,127     $226,624
                                       ========      =======     ========

During the year, interest of $553,000 (2004 - $297,000) was capitalized to the cost of land and buildings under development.

3.   LONG-TERM DEBT:

                                                                     2005      2004
                                                                   -------   --------
Term loan, unsecured, bearing interest at 5.61%, due in
   quarterly installments of interest only, with full
   amount of the principal due in 2011.                            $30,000   $     --

Term loan, denominated in Canadian dollars, secured by a
   general security agreement, bearing interest at 4.429%,
   due in monthly installments of interest only, with the
   full amount of the principal due in 2010.                        12,900         --

Term loan, denominated in Australian dollars, secured by
   deeds of trust on specific property, bearing interest
   between the prime rate and 6.5%, due in quarterly
   installments of AUD75,000, plus interest, with final
   payment occurring in 2008.                                          642        920

Term loans, unsecured, bearing interest between 5.95% and
   7.91%, due in minimum annual installments of $2.9 million
   ($1.0 million towards principal, $1.9 million towards a
   sinking fund), with final payments occurring in 2005 and
   2006. The loans were repaid  in full in 2005.                        --     17,000

Revolving loans, denominated in Canadian dollars, unsecured, bearing interest at prime rate plus 0.25%, due in monthly
   installments of interest only, with the full amount of the
   principal due in 2005. The loans were repaid in full in 2005.        --     12,505

Revolving loans, unsecured, bearing interest between 3.165%
   and 3.175%, due in monthly installments of interest only,
   with the full amount of the principal due in 2005. The loans
   were repaid in full in 2005.                                         --     15,500
                                                                   -------   --------
                                                                    43,542     45,925
Current portion                                                       (220)   (35,133)
                                                                   -------   --------
Non-current portion                                                $43,322   $ 10,792
                                                                   =======   ========
Funds committed for debt repayment                                      --     (6,965)
                                                                   -------   --------
                                                                   $43,322   $  3,827
                                                                   =======   ========

                                  2005 ANNUAL REPORT | RITCHIE BROS. AUCTIONEERS

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

3.   LONG-TERM DEBT (CONTINUED):

     As at December 31, 2005, principal repayments for the next five years are as follows:

2006         $   220
2007             220
2008             202
2009              --
2010          12,900
Thereafter    30,000
             -------
             $43,542
             =======

4.   SHARE CAPITAL:

     (a)  Authorized:

          Unlimited number of common shares, without par value.

          Unlimited number of senior preferred shares, without par value, issuable in series.

          Unlimited number of junior preferred shares, without par value, issuable in series.

     (b)  Issued:

          No preferred shares have been issued.

          Common shares issued and outstanding are as follows:

Issued and outstanding, December 31, 2002                 33,618,664
   Issued for cash, pursuant to stock options exercised      348,980
                                                          ----------
Issued and outstanding, December 31, 2003                 33,967,644
   Issued for cash, pursuant to stock options exercised      294,656
                                                          ----------
Issued and outstanding, December 31, 2004                 34,262,300
   Issued for cash, pursuant to stock options exercised      161,600
                                                          ----------
Issued and outstanding, December 31, 2005                 34,423,900
                                                          ==========

          During 2004, the Company's common shares were split on a two-for-one basis. All share, per share and stock option information in the consolidated financial statements gives effect to the stock split on a retroactive basis.

     (c)  Stock option plan:

          The Company has a stock option plan that provides for the award of stock options to selected employees, directors and officers of the Company and to other persons approved by the Board of Directors. Stock options are granted at the fair market value of the Company's common shares at the grant date, with various vesting periods and a term not exceeding 10 years. At December 31, 2005, there were 1,125,834 (2004 - 1,326,034) shares authorized and still available for grants of options under the stock option plan.

          Stock option activity for 2005, 2004 and 2003 is presented below:

                                 Common shares   Weighted average
                                  under option    exercise price
                                 -------------   ----------------
Outstanding, December 31, 2002      855,634           $11.06

Granted                             308,800            15.53
Exercised                          (348,980)            9.45
Expired                              (2,000)           15.53
                                   --------           ------
Outstanding, December 31, 2003      813,454            13.32
Granted                             292,000            26.47
Exercised                          (294,656)           12.39
Expired                              (1,800)           26.46
                                   --------           ------
Outstanding, December 31, 2004      808,998            18.38
Granted                             213,800            32.98
Exercised                          (161,600)           18.03
Expired                             (13,600)           32.41
                                   --------           ------
Outstanding, December 31, 2005      847,598           $21.90
                                   ========           ======
Exercisable, December 31, 2005      643,398           $18.50
                                   ========           ======

          The options outstanding at December 31, 2005 expire on dates ranging to October 6, 2015.

RITCHIE BROS. AUCTIONEERS | 2005 ANNUAL REPORT

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

4.   SHARE CAPITAL (CONTINUED):

     The following is a summary of stock options outstanding and exercisable at December 31, 2005:

                                             Options Outstanding
                                     -----------------------------------         Options Exercisable
                                     Weighted average                      ------------------------------
      Range of            Number      remaining life    Weighted average      Number     Weighted average
   exercise prices     outstanding        (years)        exercise price    exercisable    exercise price
   ---------------     -----------   ----------------   ----------------   -----------   ----------------
$ 11.675 -- $ 13.050     181,400            5.6              $12.35           177,400         $12.34
$ 13.344 -- $ 15.525     227,998            6.2               14.97           227,998          14.97
$ 26.460 -- $ 28.170     238,000            8.1               26.47           238,000          26.47
$ 31.540 -- $ 42.690     200,200            9.1               33.02                --             --
                         -------                                              -------
                         847,598                                              643,398
                         =======                                              =======

          Subsequent to December 31, 2005, the Company granted options to purchase a total of 205,950 of its common shares to certain employees of the Company. The options have an exercise price of $44.09 and an expiry date of January 24, 2016.

     (d)  Stock-based compensation:

          During 2005, the Company recognized compensation cost of $1,468,000 (2004 - $1,467,000; 2003 - $1,047,000) in respect of options granted under its stock option plan. This amount was calculated in accordance with the fair value method of accounting.

          The fair value of the stock option grants was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

                              2005      2004      2003
                            -------   -------   -------
Risk free interest rate        3.7%      3.0%      3.1%
Expected dividend yield       1.41%     1.15%        0%
Expected lives of options   5 years   5 years   5 years
Expected volatility           20.1%     19.6%     18.3%

          The weighted average grant date fair value of options granted during the year ended December 31, 2005 was $6.98 per option (2004 - $5.34; 2003 - $3.67). The fair value method requires that this amount be amortized over the relevant vesting periods of the underlying options.

     (e)  Net earnings per share:

Year ended December 31, 2005     Net earnings     Shares     Per share amount
----------------------------     ------------   ----------   ----------------
Basic net earnings per share        $53,580     34,366,311        $ 1.56
Effect of dilutive securities:
   Stock options                         --        365,629         (0.02)
                                    -------     ----------        ------
Diluted net earnings per share      $53,580     34,731,940        $ 1.54
                                    =======     ==========        ======

Year ended December 31, 2004     Net earnings     Shares     Per share amount
----------------------------     ------------   ----------   ----------------
Basic net earnings per share        $34,899     34,160,678        $ 1.02
Effect of dilutive securities:
   Stock options                         --        338,544         (0.01)
                                    -------     ----------        ------
Diluted net earnings per share      $34,899     34,499,222        $ 1.01
                                    =======     ==========        ======

Year ended December 31, 2003     Net earnings     Shares     Per share amount
----------------------------     ------------   ----------   ----------------
Basic net earnings per share        $36,594     33,795,978        $ 1.08
Effect of dilutive securities:
   Stock options                         --        341,574         (0.01)
                                    -------     ----------        ------
Diluted net earnings per share      $36,594     34,137,552        $ 1.07
                                    =======     ==========        ======

          For the year ended December 31, 2005, stock options to purchase 12,000 common shares were outstanding but were excluded from the calculation of diluted earnings per share as they were anti-dilutive.

                                  2005 ANNUAL REPORT | RITCHIE BROS. AUCTIONEERS

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

5.   SEGMENTED INFORMATION:

     The Company's principal business activity is the sale of consignment and self-owned equipment at auctions. This business represents a single reportable segment.

     The Company determines its activities by geographic segment based on the location of its auctions. Summarized information by geographic segment is as follows:

                                  United
                                  States     Canada    Europe    Other    Combined
                                 --------   -------   -------   -------   --------
Year ended December 31, 2005:
   Auction revenues              $121,253   $48,824   $26,609   $15,947   $212,633
   Capital assets and goodwill    173,709    79,849    22,638    12,846    289,042

Year ended December 31, 2004:
   Auction revenues              $104,618   $36,258   $26,988   $14,393   $182,257
   Capital assets and goodwill    145,208    78,354    26,048    14,513    264,123

Year ended December 31, 2003:
   Auction revenues              $ 92,273   $30,752   $21,262   $17,255   $161,542
   Capital assets and goodwill    136,624    72,277    24,086    13,061    246,048

6.   INCOME TAXES:

     Income tax expense differs from that determined by applying the United States statutory tax rates to the Company's result of operations as follows:

                                                              2005      2004      2003
                                                            -------   -------   -------
Statutory federal and state tax rate in the United States        40%       40%       40%
                                                            =======   =======   =======
Expected income tax expense                                 $33,006   $23,298   $21,077
Differences:
   Earnings taxed in lower rate jurisdictions                (4,303)   (3,014)   (4,806)
   Realized foreign exchange gain                                --     2,106        --
   Other                                                        231       957      (172)
                                                            -------   -------   -------
Actual income tax expense                                   $28,934   $23,347   $16,099
                                                            =======   =======   =======

Temporary differences that give rise to future income taxes are as follows:

                                                                2005      2004
                                                              -------   -------
Future income tax asset:
   Working capital                                            $   601   $   496
   Capital assets                                                 260       189
   Stock-based compensation                                       381       277
   Unused tax losses                                            1,352     1,326
   Other                                                          130        69
                                                              -------   -------
                                                                2,724     2,357
   Valuation allowance                                           (168)     (168)
                                                              -------   -------
   Total future income tax asset                                2,556     2,189
   Current future income tax asset                                601       496
                                                              -------   -------
   Non-current future income tax asset                          1,955     1,693
                                                              -------   -------
Future income tax liability:
   Capital assets                                              (3,034)   (3,263)
   Goodwill                                                    (4,530)   (3,555)
   Other                                                         (517)   (1,234)
                                                              -------   -------
   Total future income tax liability                           (8,081)   (8,052)
   Current future income tax liability                           (460)       --
                                                              -------   -------
   Non-current future income tax liability                     (7,621)   (8,052)
                                                              -------   -------
Net future income taxes                                       $(5,525)  $(5,863)
                                                              =======   =======
Presented on balance sheet as:
   Future income tax asset - current                          $   601   $   496
   Future income tax asset - non-current                          860       691
   Future income tax liability - current                         (460)       --
   Future income tax liability - non-current                   (6,526)   (7,050)
                                                              -------   -------
                                                              $(5,525)  $(5,863)
                                                              =======   =======

     As at December 31, 2005, the Company has net operating and capital loss carryforwards of approximately $4,480,000 available to reduce future taxable income, of which $627,000 expire through 2015, and $3,853,000 remain indefinitely.

RITCHIE BROS. AUCTIONEERS | 2005 ANNUAL REPORT

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2005, 2004 and 2003

7.   COMMITMENTS AND CONTINGENCIES:

     (a)  Operating leases:

          The Company is party to certain operating leases relating to auction sites and offices located in the United Arab Emirates, Mexico, United States, Canada, Australia, China, Italy and Singapore. The future minimum lease payments as at December 31, 2005 are approximately as follows:

2006         $1,234
2007            616
2008            485
2009            242
2010             --
Thereafter       --

          Total rent expenses in respect of these leases for the year ended December 31, 2005 was $1,574,000 (2004 - $1,406,000; 2003 -
          $1,304,000).

     (b)  Contingencies:

          The Company is subject to legal and other claims that arise in the ordinary course of its business. The Company does not believe that the results of these claims will have a material effect on the Company's financial position or results of operations.

          In the normal course of its business, the Company will in certain situations guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor's equipment. At December 31, 2005, outstanding guarantees under contract for industrial equipment to be sold prior to April 26, 2006 totaled $10,277,000 (December 31, 2004 - $6,202,000) (undiscounted and before estimated proceeds from sale at auction). The Company also had guarantees under contract totaling $18,704,000 relating to agricultural auctions to be held prior to June 21, 2006 (December 31, 2004 - $14,726,000). No liability has been recorded with respect to these contracts.

8.   TRANSACTIONS WITH RELATED PARTIES:

     During the year ended December 31, 2005, the Company paid $751,000 (2004 - $758,000; 2003 - $597,000) to a company controlled by the Chairman of the Company's Board of Directors. The costs were incurred pursuant to agreements, approved by the Company's Board of Directors, by which the related company agrees to provide meeting rooms, accommodations, meals and recreational activities at its facilities on Stuart Island in British Columbia, Canada, for certain of the Company's customers and guests. The agreements set forth the fees and costs per excursion, which are based on market prices for similar types of facilities and excursions. The Company believes that the terms of the agreements were at least as favorable as could have been obtained from a third party. The Company has entered into similar agreements with the related party in the past and intends to do so in the future.

9.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

     The consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada which differ, in certain respects, from accounting practices generally accepted in the United States and from requirements promulgated by the Securities and Exchange Commission. However, for the years ended December 31, 2005, 2004 and 2003, net earnings in accordance with Canadian GAAP were not significantly different from net earnings had they been presented in accordance with United States GAAP.

     United States GAAP requires the preparation of a statement of comprehensive income. Comprehensive income is defined as the change in equity of a business enterprise during the period from transactions and other events and circumstances from non-owner sources. The statement of comprehensive income reconciles the reported net earnings to the comprehensive income amount as follows:

                                                               2005      2004      2003
                                                             -------   -------   -------
Net earnings in accordance with Canadian and
   United States GAAP                                        $53,580   $34,899   $36,594
Other comprehensive income (loss):
   Foreign currency translation adjustment                    (2,192)    8,795    17,180
                                                             -------   -------   -------
Comprehensive income in accordance with United States GAAP   $51,388   $43,694   $53,774
                                                             =======   =======   =======

     Accumulated other comprehensive income (loss), which under United States GAAP is presented as a separate component of shareholder's equity is comprised of the following:

                                             2005      2004      2003
                                           -------   -------   -------
Foreign currency translation adjustment:
Balance, beginning of year                 $21,522   $12,727   $(4,453)
   Change during the year                   (2,192)    8,795    17,180
                                           -------   -------   -------
Balance, end of year                       $19,330   $21,522   $12,727
                                           =======   =======   =======

                                  2005 ANNUAL REPORT | RITCHIE BROS. AUCTIONEERS

Supplemental Quarterly Data

(Unaudited; tabular dollar amounts expressed in thousands of United States dollars, except per share data)

                 Gross                               Net Earnings Per Share   Closing
                Auction     Auction                  ----------------------    Stock
2005             Sales     Revenues   Net Earnings     Basic     Diluted       Price
----          ----------   --------   ------------     -----     -------      -------
1st quarter   $  456,260   $ 48,578   $13,675(1)       $0.40(1)  $0.40(1)      $31.60
2nd quarter      682,711     65,692    21,134(1)        0.62(1)   0.61(1)       38.55
3rd quarter      364,005     38,430     4,568           0.13      0.13          43.99
4th quarter      589,865     59,933    14,203           0.41      0.41          42.25
              ----------   --------   -------          -----     -----
              $2,092,841   $212,633   $53,580(1)(3)    $1.56(1)  $1.54(1)
              ==========   ========   =======          =====     =====

                 Gross                               Net Earnings Per Share(7)    Closing
                Auction     Auction                  -------------------------     Stock
2004             Sales     Revenues   Net Earnings      Basic      Diluted       Price (7)
----          ----------   --------   ------------      -----      -------       ---------
1st quarter   $  378,642   $ 37,670   $ 6,590           $0.19      $0.19           $28.10
2nd quarter      553,776     55,996    15,164            0.44       0.44            29.11
3rd quarter      307,188     31,449     1,810(2)         0.05(2)    0.05(2)         30.65
4th quarter      549,796     57,142    11,335(2)         0.34(2)    0.33(2)         33.06
              ----------   --------   -------           -----      -----
              $1,789,402   $182,257   $34,899(2)(3)     $1.02(2)   $1.01(2)
              ==========   ========   =======           =====      =====

                 Gross                               Net Earnings Per Share(7)    Closing
                Auction     Auction                  -------------------------     Stock
2003             Sales     Revenues   Net Earnings        Basic   Diluted        Price (7)
----          ----------   --------   ------------        -----   -------        ---------
1st quarter   $  341,475   $ 36,381    $ 8,575            $0.25    $0.25           $15.86
2nd quarter      462,979     47,657     12,881             0.38     0.38            19.26
3rd quarter      277,832     29,785      2,721             0.08     0.08            20.73
4th quarter      477,107     47,719     12,417             0.37     0.36            26.55
              ----------   --------    -------            -----    -----
              $1,559,393   $161,542    $36,594(3)         $1.08    $1.07
              ==========   ========    =======            =====    =====

                 Gross                               Net Earnings Per Share(7)    Closing
                Auction     Auction                  -------------------------     Stock
2002             Sales     Revenues   Net Earnings       Basic     Diluted       Price (7)
----          ----------   --------   ------------       -----     -------       ---------
1st quarter   $  293,208   $ 29,317    $ 5,363           $0.16     $0.16           $13.58
2nd quarter      414,056     38,864     10,775(4)         0.32(4)   0.32(4)         15.61
3rd quarter      208,071     20,991      1,111            0.03      0.03            14.90
4th quarter      460,871     44,380     11,122            0.33      0.33            16.18
              ----------   --------    -------           -----     -----
              $1,376,206   $133,552    $28,371(5)        $0.84     $0.84
              ==========   ========    =======           =====     =====

                 Gross                               Net Earnings Per Share(7)    Closing
                Auction     Auction                  -------------------------     Stock
2001             Sales     Revenues   Net Earnings       Basic     Diluted       Price (7)
----          ----------   --------   ------------      ------     -------       ---------
1st quarter   $  289,724   $ 25,445   $ 3,062           $ 0.09     $ 0.09          $11.75
2nd quarter      373,990     35,025     6,351(6)          0.19(6)    0.19(6)        13.75
3rd quarter      179,294     16,851      (955)           (0.03)     (0.03)          12.43
4th quarter      447,889     39,670    11,596             0.35       0.34           12.44
              ----------   --------   -------           ------     ------
              $1,290,897   $116,991   $20,054(5)(6)     $ 0.60(6)  $ 0.59(6)
              ==========   ========   =======           ======     ======

(1) Net earnings in the first and second quarters of 2005 include gains of $5.5 million ($3.3 million after tax) and $0.9 million ($0.8 million after tax), respectively, recorded on the sale of excess properties. Excluding the impact of these gains, net earnings for the first and second quarters of 2005 would have been $10.4 million ($0.30 per share, basic and diluted) and $20.4 million ($0.59 per share, basic and diluted), respectively. Net earnings for the full year in 2005 would have been $49.5 million ($1.44 per basic share and $1.43 per diluted share).

(2) Excluding the impact of $2.1 million in income taxes in connection with realized foreign exchange gains at the subsidiary level relating to certain term debt that came due in 2004, net earnings for the third quarter of 2004 would have been $2.7 million ($0.08 per share, basic and diluted), net earnings for the fourth quarter of 2004 would have been $12.6 million ($0.37 per basic share and $0.36 per diluted share) and net earnings for the full year in 2004 would have been $37.0 million ($1.08 per basic share and $1.07 per diluted share).

(3) The Company recorded stock-based compensation expense of $1.5 million in 2005, $1.5 million in 2004 and $1.0 million in 2003 relating to the prospective adoption of the new stock-based compensation accounting policy on January 1, 2003.

(4) Net earnings for the second quarter of 2002 include non-recurring income of $0.8 million or $0.02 per share, basic and diluted.

(5) The Company stopped amortizing goodwill effective January 1, 2002 in accordance with new accounting pronouncements. The amortization expense in 2001 was $1.7 million.

(6) Excluding the impact of $2.0 million in withholding taxes paid on an intercompany dividend in the second quarter of 2001, net earnings for the quarter would have been $8.4 million ($0.25 per share, basic and diluted) and net earnings for the full year would have been $22.1 million ($0.66 per basic share, $0.65 per diluted share).

(7) The Company's common shares split on a two-for-one basis on May 4, 2004. All per share amounts in this table have been adjusted on a retroactive basis to reflect the stock split. As well, the closing stock prices presented in this table have been adjusted for ease of comparison.

                                  2005 ANNUAL REPORT | RITCHIE BROS. AUCTIONEERS

Selected Financial and Operating Data

(Tabular dollar amounts expressed in thousands of United States dollars, except per share and operating data)

Years ended December 31,                            2005            2004            2003            2002              2001
------------------------                         ----------      ----------      ----------      ----------        ----------
GROSS AUCTION SALES (UNAUDITED)                  $2,092,841      $1,789,402      $1,559,393      $1,376,206        $1,290,897
                                                 ==========      ==========      ==========      ==========        ==========
STATEMENT OF OPERATIONS DATA:
   Auction revenues                              $  212,633      $  182,257      $  161,542      $  133,552        $  116,991
   Direct expenses                                  (27,035)        (23,472)        (22,099)        (19,684)          (18,861)
                                                 ----------      ----------      ----------      ----------        ----------
                                                    185,598         158,785         139,443         113,868            98,130
   Depreciation and amortization                    (13,172)        (12,708)        (11,773)         (9,208)(2)        (9,076)(2)
   General and administrative                       (94,670)(1)     (85,667)(1)     (71,265)(1)     (63,786)          (56,517)
                                                 ----------      ----------      ----------      ----------        ----------
   Earnings from operations                          77,756          60,410          56,405          40,874            32,537
   Interest expense                                  (2,224)         (3,217)         (4,772)         (4,302)           (4,024)
   Gain on disposition of capital assets              6,565             229              17           1,758               721
   Other income                                         417             824           1,043             697               688
                                                 ----------      ----------      ----------      ----------        ----------
   Earnings before income taxes                      82,514          58,246          52,693          39,027            29,922
   Income taxes                                     (28,934)        (23,347)(3)     (16,099)        (10,656)           (9,868)(3)
                                                 ----------      ----------      ----------      ----------        ----------
   Net earnings                                  $   53,580      $   34,899      $   36,594      $   28,371        $   20,054
                                                 ==========      ==========      ==========      ==========        ==========
   Net earnings per share-diluted(4)             $     1.54      $     1.01      $     1.07      $     0.84        $     0.59
                                                 ==========      ==========      ==========      ==========        ==========

BALANCE SHEET DATA (END OF YEAR):

   Working capital (including cash)              $   84,108      $   36,871      $   35,700      $   25,443        $   19,279
   Total assets                                     500,896         443,100         413,362         329,136           275,543
   Long-term debt                                    43,322          10,792          27,350          62,612            61,217
   Total shareholders' equity                       325,183         289,264         252,779         199,374           165,933

SELECTED OPERATING DATA (UNAUDITED):
   Auction revenues as percentage
      of gross auction sales                          10.16%          10.19%          10.36%           9.70%             9.06%
   Number of consignors at industrial auctions       27,912          24,868          23,480          20,919            19,196
   Number of bidders at industrial auctions         213,896         202,571         181,039         156,010           139,339
   Number of buyers at industrial auctions           62,832          58,858          55,946          50,126            46,647
   Number of permanent
      auction sites (end of year)                        23              22              22              22                21

(1) General and administrative expenses in 2003 include stock-based compensation expense of $1.0 million relating to the prospective adoption of the fair value method of accounting for stock-based compensation effective January 1, 2003. Stock-based compensation expense in both 2005 and 2004 was $1.5 million.

(2) The Company stopped amortizing goodwill effective January 1, 2002 in accordance with new accounting pronouncements. The amortization expense in 2001 was $1.7 million.

(3) 2004 income tax expense includes $2.1 million relating to realized foreign exchange gains at the subsidiary level on certain term debt that came due in 2004, which is not expected to recur in future periods. 2001 income tax expense includes a charge of $2.0 million for withholding taxes paid on an intercompany dividend.

(4) The Company's common shares split on a two-for-one basis on May 4, 2004. All per share amounts in this table have been adjusted on a retroactive basis to reflect the stock split.

RITCHIE BROS. AUCTIONEERS | 2005 ANNUAL REPORT

Board of Directors

Overseeing the overall direction of our Company is our Board of Directors. We have always been proud of our corporate governance and have a majority of independent directors on our Board. We adhere to a strict Code of Business Conduct and Ethics, which applies to all employees, officers and directors. The Code, together with other governance materials, including our Report on Corporate Governance, is available on the rbauction.com web site.

                            (PHOTO OF PETER J. BLAKE)

                         (PHOTO OF BEVERLEY A. BRISCOE)

                          (PHOTO OF C. RUSSELL CMOLIK)

                          (PHOTO OF CHARLES E. CROFT)

                              (PHOTO OF ERIC PATEL)

                           (PHOTO OF G. EDWARD MOUL)

                          (PHOTO OF ROBERT W. MURDOCH)

                          (PHOTO OF DAVID E. RITCHIE)
                                    CHAIRMAN

                                  2005 ANNUAL REPORT | RITCHIE BROS. AUCTIONEERS

Shareholder Information

Address

Ritchie Bros. Auctioneers Incorporated
6500 River Road
Richmond, BC
Canada, V6X 4G5
Telephone:         604.273.7564
Canada (toll-free) 1.800.663.1739
USA (toll-free)    1.800.663.8457
Facsimile:         604.273.6873
Website:           www.rbauction.com

Board of Directors

David E. Ritchie      Chairman
Peter J. Blake        Director & Chief Executive Officer
C. Russell Cmolik     Director
Charles E. Croft      Director
G. Edward Moul        Director
Eric Patel            Director
Beverley A. Briscoe   Director
Robert W. Murdoch     Director

Mr. Moul serves as Lead Independent Director. Shareholders wishing to speak to the Lead Independent Director should call 604.233.6153 or send an email to leaddirector@rbauction.com.

Mr. Moul does not intend to stand for re-election at the Company's Annual Meeting of Shareholders on April 13, 2006. It is anticipated that Mr. Croft will be appointed Lead Independent Director immediately following the Annual Meeting, subject to him being re-elected to the board at the meeting.

Management Advisory Committee

Peter J. Blake*        Chief Executive Officer
Robert S. Armstrong    VP - Finance & Chief Financial Officer;
                       Corporate Secretary
C. Michael Battistel   VP - Information Technology; Chief Information Officer
Scott L. Forke         VP - Central Division, USA
Curt C. Hinkelman      VP - Great Lakes Division, USA
Robert K. Mackay*      President - United States, Asia and Australia
David D. Nicholson*    Senior VP - South Central USA, Mexico
                       and South America Divisions
Victor E. Pospiech     VP - Administration & Human Resources
C. Denis Prevost       VP - National Accounts
Michael G. Ritchie     VP - Western Canada Division
J. Dean Siddle         VP - Senior Valuation Analyst
Steven C. Simpson      VP - Southwest Division, USA
Kevin R. Tink          VP - Agricultural Division
R. Clay Tippett        VP - Marketing, Customer Relations & Real Estate Division
Sylvain M. Touchette   VP - Eastern Canada Division
Guylain Turgeon*       Senior VP -- Managing Director European Operations
Randall J. Wall*       President -- Canada, Europe and Middle East
Robert K. Whitsit *    Senior VP - Southeast and Northeast
                       Divisions, USA

*    Member of Executive Council

Corporate Governance

Corporate governance information, including the Company's Report on Corporate Governance, which is included in the Company's Information Circular, is available on the Company's website at www.rbauction.com.

Investor Relations

Securities analysts, portfolio managers, investors and representatives of financial institutions seeking financial and operating information may contact:

Investor Relations Department
Ritchie Bros. Auctioneers
6500 River Road
Richmond, BC
Canada, V6X 4G5
Telephone:         604.273.7564
Canada (toll-free) 1.800.663.1739
USA (toll-free)    1.800.663.8457
Facsimile:         604.273.2405
Email:             ir@rbauction.com

Copies of the Company's fillings with the U.S. Securities & Exchange Commission and with Canadian securities commissions are available to shareholders and other interested parties on request or can be accessed directly on the internet at www.rbauction.com.

Annual General Meeting

The Annual General Meeting of the Company's shareholders will be held at 11am on Thursday April 13, 2006 at the Best Western Richmond Hotel, 7551 Westminster Highway, Richmond, BC V6X 1A3.

Stock Exchanges

Ritchie Bros. Auctioneers Incorporated is listed on the New York Stock Exchange and the Toronto Stock Exchange and on both exchanges, trades under the symbol "RBA".

Transfer Agent

Communications concerning transfer requirements, address changes and lost certificates should be directed to:

Computershare Trust Company of Canada
510 Burrard Street
2nd Floor
Vancouver, British Columbia
Canada V6C 3B9
Telephone:                  604.661.0226
Canada and USA (toll-free): 1.800.564.6253
Facsimile:                  604.661.9401
Facsimile (toll-free):      1.800.249.7775
Email:                      kimwong@computershare.com
Self-service                www.computershare.com

Co-agent in the United States:
Computershare Trust Company of New York
New York, NY

Auditors

KPMG LLP
Vancouver, Canada

RITCHIE BROS. AUCTIONEERS | 2005 ANNUAL REPORT

                                  AUCTION SITES

                             (MAPS WITH DIRECTIONS)

CANADA
VANCOUVER, BC                           (1)
Tel +1.604.580.0166 Fax +1.604.0580.1245

PRINCE GEORGE, BC                       (2)
Tel +1.250.963.8491 Fax +1.250.963.8135

GRANDE PRAIRIE, AB                      (3)
Tel +1.780.538.1100 Fax +1.780.539.7230

EDMONTON, AB                            (4)
Tel +1.780.955.2486 Fax +1.780.955.2662

TORONTO, ON                             (5)
Tel +1.905.857.2422 Fax +1.905.857.5195

MONTREAL, QC                            (6)
Tel +1.450.464.2888 Fax +1.450.464.4460

TRURO, NS                               (7)
Tel +1.902.895.3700 Fax +1.902.662.2272

USA
OLYMPIA, WA                             (8)
Tel +1.360.956.1500 Fax +1.360.956.1508

SACRAMENTO, CA                          (9)
Tel +1.530.724.3900 Fax +1.530.724.3270

LOS ANGELES, CA                         (10)
Tel +1.951.940.9441 Fax +1.951.940.9442

PHOENIX, AZ                             (11)
Tel +1.602.269.5631 Fax +1.602.269.5674

ALBUQUERQUE, NM                         (12)
Tel +1.505.836.0738 Fax +1.505.839.2070

DENVER, CO                              (13)
Tel +1.303.659.3962 Fax +1.303.659.2902

FORT WORTH, TX                          (14)
Tel +1.817.237.6544 Fax +1.817.238.9898

HOUSTON, TX                             (15)
Tel +1.713.455.5200 Fax +1.713.455.5270

KANSAS CITY, MO                         (16)
Tel +1.816.318.9159 Fax +1.816.318.9124

BUXTON, ND                              (17)
Tel +1.701.847.2388 Fax +1.701.847.3065

MINNEAPOLIS, MN                         (18)
Tel +1.952.469.1700 Fax +1.952.469.1732

CHICAGO, IL                             (19)
Tel +1.815.941.6400 Fax +1.815.942.8053

NASHVILLE, TN                           (20)
Tel +1.615.453.4549 Fax +1.615.453.4550

ATLANTA, GA                             (21)
Tel +1.770.304.3355 Fax +1.770.304.3366

STATESVILLE, NC                         (22)
Tel +1.704.873.6633 Fax +1.704.873.3394

ORLANDO, FL                             (23)
Tel +1.863.420.9919 Fax +1.863.420.2447

NORTH EAST, MD                          (24)
Tel +1.410.287.4330 Fax +1.410.287.4332

MEXICO
TOLUCA                                  (25)
Tel +52.72.22.1129.22 Fax +52.72.22.1129.40

SOUTH EAST ASIA
SINGAPORE                               (26)
Tel +65.6477.9222 Fax +65.6477.9233

EUROPE
MOERDIJK, THE NETHERLANDS               (27)
Tel +31.168.39.22.00 Fax +31.168.39.22.50

LIVIRNO, ITALY                          (28)
Tel +39.0523.241.094 Fax +39.0523.943.808

SAGUNTO, SPAIN                          (29)
Tel +34.962.69.85.00 Fax +34.962.67.35.65

MIDDLE EAST
DUBAI, UAE                              (30)
Tel +971.4.883.8398 Fax +971.4.883.8495

AUSTRALIA
GOLD COAST, QLD                         (31)
Tel +61.7.3382.4444 Fax +61.7.3382.4433

MELBOURNE, VIC                          (32)
Tel +61.3.9369.7322 Fax +61.3.9369.7344

(RITCHIE BROS. LOGO)
Auctioneers

Ritchie Bros. Auctioneers
6500 River Road
Richmond, BC
Canada V6X 4G5

Tel: 604.273.7564
Fax: 604.273.6873

www.rbauction.com